EQUIGOLD NL

20 March 2008	JOINT ASX ANNOUNCEMENT
LGL AND EQUIGOLD TO MERGE
Lihir Gold Ltd (LGL) and Equigold NL (“Equigold”) are to merge their businesses, creating a global pure gold company with a diversified portfolio of high quality operations, a strong financial base and an exceptional growth profile.
The combined group will have world class assets in Australia, West Africa and Papua New Guinea, producing in excess of 1.2 million ounces of gold a year from 2009 at a cash cost in the lowest quartile of global producers.
The market capitalisation of the combined group will be approximately A$9 billion (based on the closing share price of LGL shares as at 19 March 2008), securing its position in the top 30 companies in Australia and among the world’s largest gold producers.
The Merger Proposal
The merger is to be achieved through a Scheme of Arrangement, with Equigold shareholders to receive 33 LGL shares for every 25 Equigold shares they own. Based on the closing prices of LGL shares as at 19 March 2008, the day prior to the announcement of the Scheme, the offer values Equigold shares at approximately A$5.33. This represents a premium of:
•	24.0% to Equigold’s closing price on 19 March 2008, the day prior to the announcement

•	23.5% to the 1 week VWAP of Equigold shares prior to the announcement

•	35.3% to the 90 day VWAP of Equigold shares prior to the announcement
Compelling Merger
The merger will bring significant benefits to each of the companies and their shareholders. Directors of Equigold and LGL have unanimously supported the proposed merger. Equigold Directors intend to vote the shares they own or control in favour of the Scheme (in the absence of a superior proposal and subject to the Independent Expert concluding that the Scheme is in the best interests of Equigold shareholders).
For Equigold, the transaction will:
•	Reduce risk by bringing the company within a major gold producer with a diversified portfolio of high quality assets;

•	Enhance financial strength, providing access to LGL’s superior balance sheet position and funding capability to underpin further growth and development;

•	Provide financial resources to advance exploration on the company’s vast and highly prospective exploration tenements in Ivory Coast;

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•	Enable shareholders to participate in the growth and expansion of the LGL assets at Lihir Island and at Ballarat in Victoria;

•	Increase market appeal and liquidity of their investment. Equigold’s shareholders can expect to benefit from exposure to North American capital markets. LGL is listed on both the Toronto and NASDAQ exchanges and is subject to research published by a number of leading international security houses;

•	Increase leverage to the rising gold price, by gaining exposure to LGL’s massive gold resources and reserves and completely unhedged position; and

•	Deliver shareholders a significant merger premium.
For LGL, the merger will:
•	Provide important diversification benefits, immediately adding cashflows from Equigold’s Mt Rawdon operation in Queensland, with Bonikro in Ivory Coast to be in production by the end of July;

•	Establish a substantial base for growth in the highly prospective greenstone belt in Ivory Coast, where Equigold has reported promising drill results on extensive exploration tenements, which are expected to lead to significant growth in resources and reserves;

•	Increase management capability and operational strength through the addition of high quality executive management and production teams at Mt Rawdon and Bonikro;

•	Increase net present value per share, creating strong financial returns for shareholders.
Following the merger, LGL will have approximately 25 million ounces in reserves and operations at Lihir Island in PNG, Ballarat in Victoria, Mt Rawdon in Queensland and at Bonikro in Ivory Coast, Africa (for further detail, refer to Appendix B).
The merged group will have an exceptional growth profile. The Bonikro project, in which Equigold holds an 85% share, is expected to be commissioned in July and will produce approximately 140-150,000 ounces in 2009. At Ballarat, commercial production is scheduled to commence in the fourth quarter of the current year and the mine is expected to produce around 200,000 ounces per year for more than 20 years. The Mount Rawdon mine is anticipated to produce in the vicinity of 100,000 ounces of gold per year for the next 10 years. And at Lihir Island, production is forecast to be at record levels of between 700,000 – 770,000 ounces this year, increasing to approximately 1 million ounces by 2011 following a US$696 million expansion of processing capacity.

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The merged group will maintain a competitive cost position, with LGL’s Lihir Island and Ballarat production estimated to be at a total cash cost of less than US$350/oz long term, and Equigold production at approximately US$330 per ounce for the long term from 2009.
In addition, the combined group will possess a highly prospective exploration portfolio:
1.	At Lihir Island, a recent drilling program has identified a major mineralised zone between the existing Lienetz and proposed Kapit pits, which is likely to lead to a significant increase in resources.

2.	At Ballarat, LGL has identified exploration potential totaling 9.2 million ounces in the Ballarat region.

3.	In Ivory Coast, Equigold holds exploration leases covering some 15,000 square kilometres of the most prospective regions of the Birimian greenstone belt. Excellent results have been received from extensive drilling at these tenements, which are expected to lead to a considerable increase in resources and project development opportunities in the coming years (Further details of drill results are available from Equigold’s December 2007 quarterly report available on their website at www.equigold.com.au).
Directors and Management
Equigold Directors, who in aggregate hold approximately 10.4% of the shares in Equigold, intend to vote the Equigold shares they each hold or which are held on their behalf, in favour of the merger in the absence of a superior proposal and subject to the Independent Expert concluding that the Scheme is in the best interests of Equigold’s shareholders.
The Chairman and founder of Equigold, Mr Nick Giorgetta, has granted, through a related entity Rollason Pty Ltd, LGL a call option which enables LGL to acquire all of the Equigold shares held by Rollason (approximately 9.17%) at the same price as any competing offer, during a stipulated time period.
It is proposed that Mr Giorgetta will maintain an ongoing role in the new organisation.
Equigold Managing Director, Mr Mark Clark, and Executive Director Mr Morgan Hart, are to join the LGL executive team, reporting to Chief Executive Arthur Hood. The headquarters of LGL will remain in Port Moresby, with the corporate office in Brisbane, Australia.

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LGL Chairman Ross Garnaut said the merger would lead to the creation of an exciting new global gold major.
“This merger adds considerable value to both companies,” he said. “The combination extends the strengths of one of the major gold groups, with a diversified portfolio of producing mines, low cash costs, a strong growth pipeline and highly prospective exploration acreage.
“The new entity will be well placed to take advantage of on-going strength in the gold price to deliver increased returns to shareholders. We will have a robust balance sheet, virtually no hedging and an excellent growth profile,” he said.
LGL Chief Executive Arthur Hood said the merger would lead to a reduced risk profile for the merged company, by adding important diversification benefits.
“This new company will hold a portfolio of long life, high quality assets in diverse geographic locations, effectively eliminating single mine asset risk and leading to improved valuations for the combined group,” he said. “The merger will bring together the established operations at Lihir Island and Mt Rawdon. Bonikro will be in production within the next few months, followed by Ballarat by year end. The benefits of recent improvements at Lihir Island will be seen in the full year performance, and we have commenced the next stage of development which will see production at Lihir Island lifted to one million ounces a year by 2011. The vast exploration potential in Ivory Coast will add major growth opportunities in the future.
“Furthermore, the addition of the proven management team at Equigold will add executive strength to LGL and ensure that we can deliver the exciting projects we have in train. The transaction meets all of our M&A criteria,” he said.
Equigold Chairman Nick Giorgetta said the merger was a logical step for Equigold as it moved to the next stage of its development.
“This is an excellent deal for our shareholders,” he said. “It secures the future of the organisation, delivers a substantial merger premium, and provides an opportunity to participate in the growth and prosperity of the merged group. Furthermore, it gives us the financial muscle required to realise the full potential of our exploration tenements in Ivory Coast.”
Merger Conditions
The proposed merger is subject to a number of conditions including the approval of Equigold shareholders, regulators and the Federal Court. Equigold shareholders will be provided with a Scheme Booklet outlining the proposal in greater detail which will include an independent expert’s report prepared by KPMG. This is expected to be provided to shareholders during April/May 2008 with the meeting of Equigold shareholders to approve the proposal to be held during May 2008. The transaction is expected to be completed by early June 2008.
Each party has agreed to pay a break fee to the other party equal to $11.3 million in certain circumstances. Further details of the conditions precedent and key terms of the Merger Implementation Agreement are summarised in Appendix A.
Following all required approvals, all shares in Equigold will be acquired by a wholly owned subsidiary of LGL and Equigold will be delisted. Equigold shareholders are not required to take any action at this stage in relation to the scheme of arrangement.
Advisers
LGL is being advised by Caliburn Partnership and Blake Dawson. Equigold is being advised by Euroz Securities and Corrs Chambers Westgarth.         .

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Contact details
For further information, please contact:
LGL
Joe Dowling
LGL General Manager Corporate Affairs
0421 587 755
Josie Brophy
LGL Communications Officer
0448 177 502
Joel Forwood
Manager Investor Relations
0438 576 879
Equigold
Mark Clark
Managing Director
0411 959 510

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About LGL
Lihir Gold Limited (LGL) is a major gold producer in the Australasian region. The company’s flagship operation is one of the world’s largest gold mines and processing facilities, located on the island of Lihir, 900 kilometres north-east of Port Moresby in Papua New Guinea. LGL is also developing an underground mine and process plant at the historic gold mining centre of Ballarat, 110 kilometres north-west of Melbourne in Victoria, Australia.
LGL is publicly listed, with its shares traded on the Australian, Toronto, Port Moresby and NASDAQ stock exchanges.
The Lihir ore body is very large and rich by global standards, with more than 35 million ounces of gold in measured and indicated resources along with 4 million ounces in the inferred resource category.
Resources Statement, Lihir Island

			Average	Contained
Identified Mineral	Resource	Tonnes	grade	ounces
Resource	Category	(millions)	(Au g/t)	(millions)
Resources as at 31st December 2007	Measured	53.8	2.52	4.4
	Indicated	392.8	2.45	30.9
	Inferred	63.4	1.88	3.8

Within this resource, total reserves are estimated at 23 million ounces (254 million tonnes at a grade of 2.8g/t).
Mining on Lihir Island is scheduled to continue until 2021 at current rates, with processing of lower grade stockpiles to continue beyond 2030. Gold mining is conducted via open cut methods, with processing via pressure oxidation.
The Lihir mine is located within a geothermally active area that produces a natural abundance of geothermal steam. Since 2003 LGL has been harnessing this underground steam reserve to generate electricity, replacing heavy fuel oil powered electricity. The company has total geothermal capacity of 56MW which provides approximately 75% of Lihir’s current electrical power requirements.
Geothermal power will save the company in the order of US$50 million per year, compared to the cost of heavy fuel oil powered generation. The geothermal plant is also formally certified as a facility that will lead to reductions in greenhouse gas emissions, enabling the company to generate carbon credits and sell them on global markets. This is expected to generate revenues in excess of US$5 million per year.
The Ballarat operation is an advanced development project with 300,000 ounces in indicated resource (900,000 tonnes at 10g/t) and 1.2 million ounces in the inferred category (3 million tonnes at 12.4 g/t). It is scheduled to begin commercial production at the end of the year, at a rate of 200,000 ounces of gold per year, and will have a mine life of approximately 20 years.
In 2007 LGL produced 701,000 ounces of gold, with production in 2008 forecast to increase to between 740,000 and 820,000 ounces. This is expected to include an estimated 40,000—50,000 ounces from Ballarat.
For further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (http://www.sedar.com).

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The information in this report that relates to Mineral Resources or Ore Reserves is based on information compiled by Roy Kidd who is a member of the Australian Institute of Geoscientists, and David Grigg who is a member of the Australian Institute of Mining and Metallurgy.
Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
David Grigg is a full time employee of Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
About Equigold NL
Equigold is a highly profitable Australian gold miner with current production at the Mount Rawdon and Kirkalocka projects in Australia. Equigold is currently developing the 85% owned Bonikro deposit located in Ivory Coast in West Africa. Commissioning of the processing plant is expected to commence in June 2008 and commercial production is scheduled to commence in July 2008.
Equigold’s total gold inventory currently stands at approximately 2.6 million ounces of measured and indicated resources, 800,000 ounces of inferred resources and 1.9 million ounces in reserves (further details of which are set out below).
The Mt Rawdon project is located in southeast Queensland. Reserves as at 30 June 2007 were 1.1 million ounces of gold and 4.3 million ounces of silver. The current mine life is in excess of 10 years. Gold production during FY07 was 110,992 ounces, at a cash cost of A$373 (US$347) per ounce. For the half year ended 31 December 2007, production was 61,462 ounces at a cash cost of A$331 (US$308) per ounce.
The Kirkalocka project is located in the Murchison region of Western Australia. Gold production during FY07 was 37,472 ounces, at a cash cost of A$432 (US$402) per ounce. It is expected that milling will exhaust the broken ore stockpiles by May 2008, at which time the project will move into the closure and final rehabilitation phase.
The Bonikro project is located in southern Ivory Coast in West Africa. Following completion of a bankable feasibility study in July 2006, Equigold approved development of the 929,000 ounce reserve with a mine life of 8 years. Life of mine cash operating costs are forecast at approximately US$290 per ounce. Construction is nearing completion with commercial production scheduled to begin in July 2008. For the first full year, production is expected to be approximately 140,000 ounces, of which Equigold’s share is forecast at approximately 120,000 oz.
Significant recent exploration results at the Hiré, Bonikro Deeps and Dougbafla East projects, all within 15 kilometres of Bonikro, give the Company confidence that drilling programs will lead to further increases in resources.
Equigold also has 15,351 square kilometres of exploration licences either granted or under application in Ivory Coast covering in excess of 700 kilometres of strike of highly prospective West African Birimian greenstone belts. The greenstone belts in Ivory Coast are similar to or extensions of geology in the surrounding countries of Ghana, Mali, Burkina Faso, Niger and Guinea. This West African geological setting has yielded numerous multi million ounce gold discoveries in the above countries and in Ivory Coast over recent years.
Equigold has five drill rigs working full time on various projects. The Company is currently drilling in excess of 100,000 metres a year and spending in excess of US$7 million a year on exploration. The tenement package presents the full range of exploration opportunities including numerous untested geochemical soil anomalies,

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prospects with anomalous drill intersections requiring follow up, three projects with quoted resources and one with a mineable reserve (Bonikro).
Gold Resources as at 30 June 2007 (includes reserves)

	Measured			Indicated			Inferred
Project/Deposit	Tonnes	g/t	Ounces	Tonnes	g/t	Ounces	Tonnes	g/t	Ounces

MT RAWDON

Mt. Rawdon	2,904,000	1.0	92,200	41,616,000	0.9	1,228,300	7,603,000	0.8	188,500

Total Mt Rawdon	2,904,000	1.0	92,200	41,616,000	0.9	1,228,300	7,603,000	0.8	188,500

BONRIKO

Bonriko (100%)	7,039,000	1.8	412,000	11,540,000	1.7	635,000	6,000,000	1.6	318,000

Equigold’s Share (84%)	5,913,000	1.8	346,000	9,694,000	1.7	533,000	5,040,000	1.6	267,000

Total Bonriko	5,913,000	1.8	346,000	694,000	1.7	533,000	5,040,000	1.6	267,000

HIRÉ				2,420,000	3.4	267,000

Akissi-So (100%)				1,044,000	2.9	98,100

Assonji-So (100%)				3,464,000	3.3	365,100

Total				3,256,000	3.3	343,200

Equigold Share (94%)

Total Hiré				3,256,000	3.3	343,200

Within this resource, total reserves are estimated at 2 million ounces (50.2 million tonnes at a grade of 1.2g/t).
Silver Resources as at 30 June 2007 (includes reserves)

	Measured			Indicated			Inferred
Project/Deposit	Tonnes	g/t	Ounces	Tonnes	g/t	Ounces	Tonnes	g/t	Ounces

MT RAWDON

Mt. Rawdon	2,904,000	2.9	272,000	41,616,000	2.6	3,452,000	7,603,000	2.1	513,300

TOTAL RESOURCES	2,904,000	2.9	272,000	41,616,000	2.6	3,452,000	7,603,000	2.1	513,300

The information in this report that relates to EQI’s Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr Morgan Hart. Mr Hart is a full-time employee of Equigold NL and a member of the Australasian Institute of Mining and Metallurgy. Mr Hart has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Hart consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

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About Ivory Coast
Ivory Coast is located in West Africa. The country is bordered by Liberia and Guinea to the west, Mali and Burkina Faso to the north, Ghana to the east, and the Gulf of Guinea to the south. It has a population of approximately 19 million people.
Ivory Coast became independent in 1960. It was always regarded as one of the most politically stable countries in West Africa. A failed coup attempt in September 2002 saw a brief period of fighting between rebel groups and government forces and led to rebel groups controlling the northern half of the country. A buffer zone was created to separate the two factions and was manned by French and United Nations peace keepers.
The ongoing peace and reconciliation process has made significant progress in recent times with the signing of a peace accord between the parties in Ouagadougou (Burkina Faso) on 4 March 2007. This peace accord saw the appointment of former rebel leader Guillaume Soro as the Prime Minister, whilst Laurant Gbagbo remained as President. This peace accord has been viewed as a positive, concrete step towards the reunification of the country as has the subsequent downsizing of the UN and French peace keeping forces. It is expected that Presidential elections will be held later in 2008 or early 2009.
The Ivory Coast economy, one of the strongest in West Africa, has traditionally been based on agriculture, primarily the production of cocoa (of which it produces in excess of 40% of the world supply) and coffee beans. Significant activity in the mining sector in recent times has culminated in several years of sustained exploration permitting to numerous companies (including some of the world’s largest gold producers), the development approval of significant mining projects (including the Bonikro project) and substantial investment in offshore oil and gas developments.
The country has a very high standard of infrastructure compared to other countries in the region, with a good quality road system, a reliable electricity grid, significant heavy engineering industry and a large deep water port in Abidjan.

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Appendix A
Summary of Key Terms of Merger Implementation Agreement
Equigold and LGL have entered into a Merger Implementation Agreement dated 20 March 2008 (MIA) setting out each party’s obligations in connection with the implementation of the scheme of arrangement between Equigold and its shareholders (Scheme). An outline of the key terms and conditions of the MIA is set out below.

Conditions precedent to the Scheme	The principal conditions precedent to the implementation of the Scheme include:
•	Board Recommendation: the Equigold Board unanimously recommends the Scheme in the absence of a superior proposal;

•	Scheme Participants Approval: the Scheme is approved by the requisite majorities of the Scheme Participants;

•	Court Approval: the Court approves the Scheme in accordance with s411(4)(b) of the Corporations Act;

•	Independent Expert Report: the Independent Expert concludes that the Scheme is in the best interests of Equigold shareholders;

•	Regulatory Approvals: approvals as necessary from applicable regulatory bodies such as FIRB, ASIC, ASX, PNGSC, SEC, POMSoX, NASDAQ, TSX and the Ivory Coast Administration des Mines are granted;

•	Interest in Equigold: no person (other than LGL or any of its related bodies corporate or an institutional or portfolio investor who is an existing Equigold shareholder) acquires a Relevant Interest in 10% or more of Equigold Shares;

•	No Competing Transaction: Equigold has not entered into a Competing Transaction;

•	Gold Price: the Gold Price does not fall below USD 700 per ounce;

•	Index Decline: the S&P ASX 200 Index does not fall below 4,500 on any three consecutive trading days.

•	No Material Adverse Change: no Equigold or LGL Material Adverse Change occurs;

•	No Prescribed Event: no Equigold or LGL Prescribed Event occurs; and

•	No Termination: the MIA has not been terminated.

Exclusivity	Until the Second Court Hearing Date:
•	No-Shop Restriction: Equigold must not invite or encourage a Competing Transaction;

•	No-Talk Restrictions: Equigold must not negotiate or enter into

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discussions with any other person in relation to a Competing Transaction or grant any other person any right to conduct due diligence in respect of Equigold; and

•	Notification: Equigold must inform LGL of the key terms of any Third Party Proposal and the identity of the Third Party.
The No-Talk and Notification provisions do not apply to unsolicited proposals where the failure to respond or the notification would breach the fiduciary or statutory duties of the directors of Equigold.
Right to Match Third Party Proposal	Equigold must not enter into an agreement in relation to a Third Party Proposal unless it notifies LGL and allows LGL 2 business days to submit a counterproposal. If LGL’s counterproposal is on terms no less favourable than the Third Party Proposal, Equigold must proceed with LGL’s proposal.

Equigold Break Fee	A break fee of approximately A$11.3 million is payable by Equigold to LGL if:
•	any director of Equigold makes any public statement, prior to the Court’s final approval of the Scheme, to the effect that he or she doesn’t support the Scheme, or fails to recommend the Scheme, or publicly withdraws or varies a favourable recommendation, other than because an Independent Expert has concluded that the Scheme is not in the best interests of Equigold’s shareholders;

•	any director of Equigold publicly endorses a Competing Transaction;

•	before the Scheme becomes effective, a Competing Transaction more favourable to the Scheme participants in relation to Equigold is announced or open for acceptance, a person under the Competing Transaction acquires more than a 20% interest in Equigold shares and that Competing Transaction becomes free of any defeating conditions;

•	the Scheme does not come into effect before 30 September 2008 because Equigold has failed to perform or satisfy its material obligations necessary for the implementation of the Scheme; or

•	LGL has terminated the MIA because of a breach by Equigold of the Exclusivity provisions.
LGL Break Fee	A break fee of approximately A$11.3 million is payable by LGL to Equigold if the Scheme does not come into effect before 30 September 2008 because LGL has failed to perform or satisfy its material obligations necessary for the implementation of the scheme.

Exceptions to Break Fee	Neither break fee will be payable where the relevant event occurs after the MIA has been validly terminated, or the Scheme becomes effective despite the occurrence of the relevant event.

Termination	LGL may terminate the MIA if a person other than any existing Equigold institutional or portfolio investor acquires a relevant interest in Equigold of 10% or more.

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Either party may terminate the MIA if:
•	the Independent Expert opines that the Scheme is not in the best interests of Equigold Shareholders;

•	the conditions precedent are not satisfied or waived by the Second Court Hearing Date;

•	the Scheme is not approved by the requisite majorities at the Scheme Meeting;

•	the Court does not make orders convening the Scheme Meeting or approving the Scheme;

•	the other party is in material breach of the MIA and the breach is not remedied within 7 business days;

•	an Insolvency Event has occurs in relation to the other party;

•	the Court or Government Agency takes action which permanently prohibits the Scheme;

•	the Equigold Break Fee is paid; or

•	the Scheme has not become Effective by 30 September 2008.

Summary of Key Definitions	Material Adverse Change means an event which individually, or when aggregated with all such other events, is reasonably likely to have a material adverse effect on the business, financial position or prospects of the company and its subsidiaries.

Prescribed Event means the occurrence of any of the following in relation to a company (and, in certain circumstances, its subsidiaries):
•	conversion of all or any of its shares into a larger or smaller number of shares, reducing or buying-back its share capital;

•	declaring or paying a dividend or returning capital to its members, other than, in the case of Equigold, paying the interim dividend declared on 25 February 2008;

•	issuing shares, granting an option over its shares, issuing securities or other instruments convertible into shares or debt securities;

•	disposing of the whole, or a substantial part, of its business or property;

•	creating any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

•	increasing the remuneration of any of its directors or senior employees, paying termination or retention benefits to directors, terminating existing contracts for senior employees, or engaging new senior employees;

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•	resolving that the company be wound up or being the subject of a winding up order by a court, appointing a liquidator, provisional liquidator, administrator, executing a deed of company arrangement, or having a receiver or a receiver and manager appointed;

•	entering into or terminating existing contracts involving revenue or expenditure of more than $500,000 in the case of Equigold or $5,000,000 in the case of LGL.
A number of the events above will not constitute a Prescribed Event if the event has already been disclosed to the ASX or to the other party, or that is otherwise in the ordinary course of the company’s business.

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Annexure B — Additional Information and Disclaimers
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”) or Equigold NL (“EQI”), which may cause actual results to differ materially from those contained in this announcement.
Important factors that could cause actual results to materially differ from the forward looking statements in this document include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission. See also EQI’s most recent annual report.
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved. The potential quantity and grade of any potential mineral deposits (or LGL or EQI) is conceptual in nature with insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.
The foregoing material is only general background information about LGL and EQI’s activities as of the date of the document. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this document includes certain un-audited non-GAAP measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL and EQI’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL and EQI’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL and EQI. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
This document is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. EQI’s most recent updated reserves and resources statement is available in its 2007 Annual Report available from its website at www.equigold.com.au.
Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (http://www.sedar.com).

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Merger Implementation
Agreement

Lihir Gold Limited
ARBN 069 803 998

Lihir Australian Holdings Pty Limited
ACN 121 554 443

Equigold NL
ACN 060 235 145

Blake Dawson

Level 36, Grosvenor Place
225 George Street
Sydney NSW 2000
Australia
T 61 2 9258 6000
F 61 2 9258 6999

Reference
PHM ATCU SZD 02 1426 6484

©Blake Dawson 2008

Blake Dawson
Contents

1.	AGREEMENT TO PROPOSE SCHEME	2
2.	CONDITIONS PRECEDENT	2
3.	SCHEME	6
4.	OBLIGATIONS OF THE PARTIES	7
5.	RESTRICTION ON ACQUIRING SECURITIES	11
6.	CO-ORDINATION AND TIMING	12
7.	CONDUCT OF BUSINESS	12
8.	COURT PROCEEDINGS	14
9.	REPRESENTATIONS AND WARRANTIES	14
10.	PUBLIC ANNOUNCEMENTS	19
11.	TERMINATION	19
12.	EXCLUSIVITY	21
13.	BREAK FEE	22
14.	CONFIDENTIALITY	25
15.	GENERAL	26
16.	INTERPRETATION	29

Annexure

A	SCHEME
B	DEED POLL
C	TIMETABLE
D	JOINT ANNOUNCEMENT
Merger Implementation Agreement

Blake Dawson
Merger Implementation Agreement
DATE
PARTIES
Lihir Gold Limited ARBN 069 803 998 of Level 7, Pacific Place, Cnr Champion Parade and Musgrave Street, Port Moresby, National Capital District, Papua New Guinea (LGL)

Lihir Australian Holdings Pty Limited ACN 121 554 443 of Level 9, AAMI Building, 500 Queen Street, Brisbane Queensland 4000, Australia (Lihir Acquirer)

Equigold NL ACN 060 235 145 of Level 1, 7 Sleat Road, Applecross, Western Australia, 6153 Australia (Equigold)
RECITALS
A.	LGL and Lihir Acquirer have agreed with Equigold for Lihir Acquirer to acquire all the ordinary issued shares of Equigold by means of a scheme of arrangement.

B.	Equigold intends to propose a scheme of arrangement under Part 5.1 of the Corporations Act between Equigold and the Scheme Participants, and issue the Scheme Booklet.

C.	LGL, Lihir Acquirer and Equigold have agreed to act in good faith to implement the Scheme upon the terms and conditions of this agreement.
OPERATIVE PROVISIONS
1.	AGREEMENT TO PROPOSE SCHEME
(a)	Equigold agrees to propose the Scheme to its members upon and subject to the terms and conditions of this agreement.

(b)	LGL and Lihir Acquirer agree to comply with their respective obligations under the Scheme, and provide reasonable assistance to Equigold in proposing and implementing the Scheme, upon and subject to the terms and conditions of this agreement.
2.	CONDITIONS PRECEDENT

2.1	Conditions precedent to the implementation of the Scheme

The Scheme will not become Effective unless each of the following conditions precedent is satisfied or waived:
(a)	FIRB Approval: before 8.00am on the Second Court Hearing Date either:
(i)	(FATA approval) the Treasurer of Australia gives an approval to the acquisition by Lihir Acquirer of the Equigold Shares under the Foreign Acquisitions and Takeovers Act 1975 (FATA) (that approval to be subject
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to no conditions or only to those conditions that Lihir Acquirer considers to be acceptable, acting reasonably);

(ii)	(expiry of notice period) the expiry of the relevant period following the giving of notice relating to the acquisition by Lihir Acquirer of the Equigold Shares under section 26 of the FATA without any permanent order of prohibition being made under the FATA; or

(iii)	(no objection letter) the Treasurer indicating to Lihir Acquirer that there is no objection in terms of the foreign investment policy of the Federal Government to the acquisition by Lihir Acquirer of the Equigold Shares (that indication to be subject to no conditions or only to those conditions that Lihir Acquirer considers to be acceptable, acting reasonably).
(b)	CDI Regulatory Approvals: if required under decree 96-634 of 9 August 1996 determining the terms of application of Law 95-553 of 18 July 1995 being the Mining Code of the Republic of the Ivory Coast, before 8:00 am on the Second Court Hearing Date Equigold has obtained the authorisation of the Administration des Mines to implement the Scheme;

(c)	Other Regulatory Approvals: before 8.00am on the Second Court Hearing Date ASIC, PNGSC, SEC, ASX, POMSoX, NASDAQ and TSX as appropriate, issue or provide such consents, waivers or approvals (which may be conditional on the issue of the New Lihir Shares and other conditions customarily imposed by the ASX or POMSoX or TSX as appropriate) or do other acts which Equigold and LGL agree are necessary or reasonably desirable to implement the Scheme;

(d)	Restraints: no temporary restraining order, preliminary or permanent injunction or other order issued by any Court or other material legal restraint or prohibition preventing the Scheme is in effect at 8.00am on the Second Court Hearing Date;

(e)	No Equigold Material Adverse Change: no Equigold Material Adverse Change occurs or becomes apparent between the date of this agreement and 8.00am on the Second Court Hearing Date;

(f)	No Lihir Material Adverse Change: no Lihir Material Adverse Change occurs or becomes apparent between the date of this agreement and 8.00am on the Second Court Hearing Date;

(g)	No Equigold Prescribed Event: no Equigold Prescribed Event occurs between the date of this agreement and 8.00am on the Second Court Hearing Date;

(h)	No Lihir Prescribed Event: no Lihir Prescribed Event occurs between the date of this agreement and 8.00am on the Second Court Hearing Date;

(i)	Independent Expert report: the Independent Expert issues its report which concludes that the Scheme is in the best interests of Scheme Participants before the date on which the Scheme Booklet is registered by ASIC under the Corporations Act;

(j)	No breach or termination: no material breach of this agreement by either party has occurred (which has not been remedied to the satisfaction of the other party) and this agreement has not been terminated before 8.00am on the Second Court Hearing Date;

(k)	Board recommendation: the Equigold Board has unanimously recommended in the Scheme Booklet that Equigold Shareholders vote in favour of the Scheme in
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the absence of a Superior Proposal and the Equigold Board has not withdrawn, qualified or varied that recommendation before the date the Scheme is approved by the Scheme Participants;

(l)	Scheme Participants approval: the Scheme is approved by the requisite majorities of Scheme Participants in accordance with the Corporations Act;

(m)	Court approval: the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act on the Second Court Hearing Date;

(n)	No Competing Transaction: as at 8.00am on the Second Court Hearing Date, Equigold has not entered into any agreement, arrangement or understanding with a Third Party in relation to a Competing Transaction;

(o)	Interest in Equigold: between the date of this agreement and the Second Court Hearing Date, no person (other than LGL or any of its Related Bodies Corporate or any existing institutional or portfolio investor who is an Equigold Shareholder as at the date of this agreement) acquires an interest in securities so as to have a Relevant Interest in 10% or more of Equigold Shares;

(p)	Index decline: between the date of this agreement and the Second Court Hearing Date the S&P/ASX 200 Index does not fall below 4500 on any three consecutive trading days; and

(q)	Gold price: the Gold Price does not fall below USD $700 per ounce at any time between the date of this agreement and the Second Court Hearing Date.
2.2	Best Endeavours and Waiver of conditions precedent

Other than in respect of the conditions precedent in clause 2.1(a), 2.1(l) and 2.1(m), which cannot be waived:
(a)	The conditions precedent in clauses 2.1(b),(c),(d), (i), (p) and (q) are for the benefit of each party and any breach or non-fulfilment of those conditions may only be waived with the written consent of each party and each of Equigold, LGL and Lihir Acquirer must use its best endeavours to procure that each of those conditions and the conditions precedent in clause 2.1 (a) and (m) are satisfied.

(b)	The conditions precedent in clause 2.1(f) and (h) are for the sole benefit of Equigold and any breach or non-fulfilment of those conditions may only be waived by Equigold giving its written consent and each of LGL and Lihir Acquirer must use its best endeavours to procure that each of those conditions is satisfied.

(c)	The conditions precedent in clauses 2.1(e), (g), (k), (n) and (o) are for the sole benefit of Lihir Acquirer and any breach or non-fulfilment of those conditions may only be waived by Lihir Acquirer giving its written consent and Equigold must use its best endeavours to procure that each of those conditions is satisfied.

(d)	The condition in clause 2.1(j) is:
(i)	in respect of a material breach by Equigold of this agreement, for the sole benefit of Lihir Acquirer and any breach or non-fulfilment of the condition in that respect may only be relied on or waived by Lihir Acquirer giving its written consent;

(ii)	in respect of a material breach by LGL or Lihir Acquirer of this agreement, for the sole benefit of Equigold and any breach or non-fulfilment of the
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condition in that respect may only be relied on or waived by Equigold giving its written consent; and

(iii)	is otherwise for the benefit of each party and any breach or non-fulfilment of that condition may only be waived with the written consent of each party.
(e)	Equigold, LGL and Lihir Acquirer (as applicable) must cooperate, to the extent reasonably practicable, to assist one another with satisfying their obligations under this clause 2.2.

(f)	A party entitled to waive a condition precedent under this clause 2.2 may do so in its absolute discretion.

(g)	If a party waives the breach or non-fulfilment of a condition precedent, that waiver will preclude it from suing the other party for any breach of this agreement that resulted from the breach or non-fulfilment of the condition precedent that was waived or arising from the same event which gave rise to the breach or non-fulfilment of the condition.
2.3	Regulatory approvals

Without limiting the generality of clause 2.1(c):
(a)	each party must promptly apply for all relevant Regulatory Approvals, providing a copy to the other party of all such applications, and take all steps it is responsible for as part of the approval process for the Scheme, including responding to requests for information at the earliest practicable time; and

(b)	each party must use best endeavours to consult with the other in advance in relation to all material communications with any Governmental Agency relating to any Regulatory Approval and provide the other party with all information reasonably requested in connection with the application for any Regulatory Approval.
2.4	Status of conditions precedent
(a)	Each party must promptly give the other notice of a failure to satisfy a condition precedent in clause 2.1 or of any event that will prevent a condition precedent in clause 2.1 being satisfied.

(b)	Lihir Acquirer or Equigold (as the case may be) must give written notice to the other party as soon as reasonably practicable (and in any event before 5.00pm on the last Business Day before the Second Court Hearing Date) as to whether or not it waives the breach or non-fulfilment of any condition precedent of this agreement resulting from the occurrence of an event referred to in clause 2.4(a), specifying the condition precedent in question.

(c)	Lihir Acquirer and Equigold must each provide the Court on the Second Court Hearing Date with a certificate that all the conditions precedent in clause 2.1 are satisfied or if not satisfied, are waived.

(d)	The giving of a certificate by each of Lihir Acquirer and Equigold under clause 2.4(c) will in the absence of manifest error, be conclusive evidence of the satisfaction or waiver of the conditions precedent referred to in the certificate.
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2.5	Conditions precedent not met
(a)	If any conditions precedent contained in clause 2.1 are not satisfied or waived by the date specified in this agreement for its satisfaction or if the Scheme is not Effective by the End Date, then the parties will consult in good faith:
(i)	with a view to determining whether the Scheme or a transaction which results in a merger of Lihir Acquirer and Equigold may proceed by way of an alternative approach and, if so, to agree on the terms of such an alternative approach; or

(ii)	to agree to extend the date for satisfaction of the relevant condition precedent or the End Date or to adjourn or change the date of an application to the Court.
(b)	If the parties are unable to reach agreement under clause 2.5(a) by 8.00am on the day of the Second Court Hearing Date, then unless that condition is waived in accordance with clause 2.2, a party entitled to the benefit of that condition may (subject to clause 2.5(d)) terminate this agreement.

(c)	A party will not be entitled to terminate this agreement pursuant to clause 2.5(b) if the relevant condition has not been satisfied as a result of:
(i)	a breach of this agreement by that party; or

(ii)	a deliberate act or omission of that party which either alone or together with other circumstances prevents that condition being satisfied.
(d)	Termination of this agreement under clause 2.5(b) does not affect any accrued rights of either party arising from any breach of this agreement prior to termination.
3.	SCHEME

3.1	Outline of Scheme

Subject to the terms and conditions of this agreement, Equigold will propose the Scheme under which, subject to the Scheme becoming Effective, all of the Equigold Shares held by Scheme Participants will be transferred to Lihir Acquirer and the Scheme Participants will be entitled to receive the Scheme Consideration for each Scheme Share held by them at the Record Date.

3.2	Scheme Consideration
(a)	LGL undertakes and warrants to Equigold (in Equigold’s own right and separately as nominee for each of the Scheme Participants) that in consideration of the transfer to Lihir Acquirer of each Equigold Share held by a Scheme Participant under the terms of the Scheme, LGL will on the Implementation Date:
(i)	accept that transfer; and

(ii)	in accordance with the Deed Poll and this agreement, issue each Scheme Participant the Scheme Consideration.
(b)	Any fractional entitlement of a Scheme Participant to a part of a New Lihir Share will be rounded up or down to the nearest whole number of New Lihir Shares (and will be rounded up if the fractional entitlement is equal to or greater than one half).
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(c)	Unless LGL is satisfied that the laws of an Overseas Shareholder’s country of residence (as shown in the Register) permit the issue of New Lihir Shares to the Overseas Shareholder either unconditionally or after compliance with terms which LGL reasonably regards as acceptable and practical, LGL has no obligation to allot or issue New Lihir Shares to any Overseas Shareholder and instead LGL must allot and issue the New Lihir Shares to which an Overseas Shareholder would otherwise become entitled to a nominee appointed by LGL on terms that the nominee must sell those New Lihir Shares at such time or times, in such manner and on such terms and condition as the nominee thinks fit in its absolute discretion (and at the risk of that Overseas Shareholder) and that the nominees must then pay to that Overseas Shareholder the proceeds received.
3.3	Allotment and issue of New Lihir Shares

Subject to the Scheme becoming Effective, LGL must:
(a)	allot and issue the New Lihir Shares on terms such that each New Lihir Share will rank equally in all respects with each existing Lihir Share;

(b)	do everything reasonably necessary to ensure that the New Lihir Shares are approved for official quotation on ASX, POMSoX, and TSX and that trading in the New Lihir Shares commences by the first Business Day after the Implementation Date; and

(c)	ensure that on issue, each New Lihir Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.
4.	OBLIGATIONS OF THE PARTIES

4.1	Equigold’s obligations

Equigold must take all necessary steps to implement the Scheme in accordance with the Timetable (unless otherwise agreed by the parties acting reasonably and in good faith), including taking each of the following steps:
(a)	Scheme Booklet: prepare and send to Equigold Shareholders a Scheme Booklet which:
(i)	complies with all applicable Australian laws, the Listing Rules and applicable ASIC Policy Statements;

(ii)	includes the Scheme, notices of meeting and proxy forms;

(iii)	unless the Independent Expert does not conclude that the Scheme is in the best interests of Scheme Participants, includes a statement that the directors of Equigold unanimously recommend that all Scheme Participants vote in favour of the Scheme in the absence of a Superior Proposal and that the directors of Equigold intend to vote the Equigold Shares held by them in favour of the Scheme; and

(iv)	is updated by all such further or new information which may arise after the Scheme Booklet has been despatched until the date of the Scheme Meeting which is necessary to ensure that it is not misleading or deceptive in any material respect (whether by omission or otherwise).
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(b)	Independent Expert: as soon as practicable, promptly appoint and brief the Independent Expert (and any other specialist expert required) and provide all assistance and information reasonably requested by the Independent Expert (and any such specialist expert) to enable the preparation of the necessary report(s) for the Scheme Booklet.

(c)	Approval of Scheme Booklet: as soon as practicable after the conclusion of the review by ASIC of the Regulator’s Draft, procure that a meeting of the Equigold Board (or of a committee of the Equigold Board appointed for the purpose) is convened to consider and if thought fit, approve all of the contents of the Scheme Booklet as being in a form appropriate for despatch to the Equigold Shareholders, subject to approval of the Court.

(d)	Lihir Information: without limiting clause 6.1 include the Lihir Information in the Scheme Booklet subject to such changes as are reasonably requested by LGL or otherwise agreed by the parties.

(e)	Application for section 411(17)(b) statement: apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme.

(f)	Court direction: in accordance with the Timetable, apply to the Court for an order under section 411(1) of the Corporations Act directing Equigold to convene the Scheme Meeting.

(g)	Scheme meeting: take all reasonable steps necessary to comply with the orders of the Court including, as required, despatching the Scheme Booklet to the Equigold Shareholders and convening the holding of the Scheme Meeting.

(h)	Registration of explanatory statement: request ASIC to register the explanatory statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Corporations Act.

(i)	Approval and implementation of Scheme: if the resolution submitted to the Scheme Meeting in relation to the Scheme is passed by the necessary majorities, apply to the Court for orders approving the Scheme, and if that approval is obtained:
(i)	promptly lodge with ASIC an office copy of the orders approving the Scheme in accordance with section 411(10) of the Corporations Act;

(ii)	close the Register of members of Equigold as at the Record Date and determine entitlements to the Scheme Consideration in accordance with the Scheme;

(iii)	execute proper instruments of transfer of, and effect and register the transfer of, the Equigold Shares in accordance with the Scheme; and

(iv)	do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court approving the Scheme.
(j)	Prescribed Event: between the date of this agreement and immediately before the Implementation Date, use its best endeavours to ensure that a Equigold Prescribed Event does not occur other than in accordance with this agreement.

(k)	Registration: register all transfers of Equigold Shares held by Scheme Participants to Lihir Acquirer on the Implementation Date.
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(l)	Consult Lihir Acquirer:
(i)	provide to Lihir Acquirer a draft of the Scheme Booklet for the purpose of enabling Lihir Acquirer to review and comment on that draft document;

(ii)	take the comments made by Lihir Acquirer into account in good faith when producing a revised draft of the Scheme Booklet and before despatching the Scheme Booklet; and

(iii)	not submit the Regulator’s Draft to ASIC unless Lihir Acquirer has had at least 2 Business Days to review and comment on the Regulator’s Draft, unless a shorter time for review is agreed between the parties.
(m)	Regulatory Review Period: during the Regulatory Review Period, keep Lihir Acquirer promptly informed of any matters raised by ASIC in relation to the Scheme Booklet, and use all reasonable endeavours, in co-operation with Lihir Acquirer, to resolve any such matters.

(n)	Public Announcement: release the Agreed Announcements in accordance with the Timetable.

(o)	Provide a copy of the report: on receipt, provide Lihir Acquirer with a copy of any draft or final report received from the Independent Expert (or any other specialist expert).

(p)	Registry details: subject to the Scheme:
(i)	provide all necessary information about the Scheme Participants to LGL which LGL requires in order to assist LGL to identify the Scheme Participants and facilitate the issue by LGL of New Lihir Shares as consideration for the Scheme; and

(ii)	direct the Registry to promptly provide any information that LGL reasonably requests in relation to the Register including any sub-register and, where requested by LGL, Equigold must procure such information to be provided to LGL in such electronic form as is reasonably requested by LGL.
(q)	Court order: in accordance with the Timetable, apply to the court for an order approving the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act if approved by the requisite majorities of Scheme Participants.

(r)	Listing: take all reasonable and appropriate steps to maintain Equigold listing on ASX, notwithstanding any suspension of the quotation of Equigold Shares, up to the Business Day following the Implementation Date, including without limitation, making appropriate applications to ASX and ASIC.
4.2	LGL and Lihir Acquirer’s obligations

Each of LGL and Lihir Acquirer must take all necessary steps within its power to implement the Scheme in accordance with the Timetable (unless otherwise agreed by the parties acting reasonably and in good faith), including taking each of the following steps:
(a)	Lihir Information: promptly provide to Equigold all information regarding LGL and Lihir Acquirer, and the New Lihir Shares required by all applicable Australian laws, the Listing Rules and ASIC Policy Statements for inclusion in the Scheme Booklet, which information must:
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(i)	contain all information necessary to ensure that the Scheme Booklet complies with the requirements of section 411(3) of the Corporations Act and ASIC Policy Statement 60 in respect of that information;

(ii)	contain all the information that would be required under section 636(1)(g) of the Corporations Act if the Scheme Booklet were a bidder’s statement offering the New Lihir Shares as consideration under a takeover bid, to the extent reasonably applicable;

(iii)	not be misleading or deceptive in any material respect (whether by omission or otherwise) including in the form and context in which it appears in the Scheme Booklet, and to which LGL has consented; and

(iv)	be updated by all such further or new information which may arise after the Scheme Booklet has been despatched until the date of the Scheme Meeting which is necessary to ensure that it is not misleading or deceptive in any material respect (whether by omission or otherwise).
(b)	Independent Expert: promptly provide all assistance and information reasonably requested by Equigold or the Independent Expert (and any other specialist expert required) to enable the preparation of the necessary report(s) (including any updates to such reports) for the Scheme Booklet.

(c)	Review of Scheme Booklet: as soon as practicable after delivery, review the drafts of the Scheme Booklet prepared by Equigold and provide comments on those drafts in good faith.

(d)	Approval of Scheme Booklet: as soon as practicable after the conclusion of the review by ASIC of the Regulator’s Draft, procure that meetings of the LGL and Lihir Acquirer Boards (or of a committee of the LGL and Lihir Acquirer Boards appointed for the purpose) are convened to consider and if thought fit, approve those sections of the Scheme Booklet that relate to LGL and Lihir Acquirer as being in a form appropriate for despatch to the Equigold Shareholders, subject to approval of the Court.

(e)	Prescribed Event: between the date of this agreement and immediately before the Implementation Date, use their best endeavours to ensure that a Lihir Prescribed Event does not occur other than in accordance with this agreement.

(f)	Representation: if so requested by Equigold, procure that they are represented by counsel at the Court hearings convened for the purposes of section 411(1) and 411(4)(b) of the Corporations Act in relation to the Scheme, at which, through its counsel, LGL and Lihir Acquirer will undertake (if requested by the Court) to do all such things and take all such steps within their power as may be necessary in order to ensure the fulfilment of their obligations under the Scheme, and, to the extent that leave of the Court is required for LGL and Lihir Acquirer to be represented at those Court hearings, apply for that leave. Nothing in this agreement is to be taken to give Equigold any right or power to make or give undertakings to the Court for or on behalf of LGL or Lihir Acquirer.

(g)	Scheme Consideration: if the Scheme becomes Effective, LGL provide the Scheme Consideration in accordance with clause 3.2 on the Implementation Date.

(h)	Quotation of New Lihir Shares: ensure that prior to the Second Court Hearing Date, application is made to ASX, POMSoX and TSX for the New Lihir Shares, which are to be issued to Scheme Participants in accordance with the Scheme are to be approved for official quotation by the ASX, POMSoX and TSX on a deferred
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settlement basis as soon as practicable after the Effective Date and on a normal settlement basis no later than the first business day after the Implementation Date, which approval may be conditional on the issue of those shares and other conditions customarily imposed by the ASX (or POMSoX or TSX as appropriate) including implementation of the Scheme.

(i)	Deed Poll: prior to the First Court Hearing Date, execute the Lihir Deed Poll and provide it to Equigold.
4.3	Dispute as to content of Scheme Booklet

If Lihir Acquirer and Equigold disagree on the form or content of the Scheme Booklet, they must consult in good faith to try to settle an agreed form of the Scheme Booklet. If complete agreement is not reached after reasonable consultation, then:
(a)	if the disagreement relates to the form or content of the LGL Information contained in the Scheme Booklet, Equigold will, acting in good faith, make such amendments as Lihir Acquirer reasonably requires; and

(b)	if the disagreement relates to the form or content of any other part of the Scheme Booklet, the Equigold Board will, acting in good faith, decide the final form or content of the disputed part of the Scheme Booklet.
4.4	Board changes

Equigold must upon the Implementation Date after payment of the Scheme Consideration:
(a)	cause the appointment of that number of nominees of Lihir Acquirer to the Equigold Board and the Boards of directors of the Equigold Subsidiaries which gives those nominees, acting together, a majority of members of the Equigold Board; and

(b)	procure that such directors on the Equigold Board and boards of directors of the Equigold Subsidiaries as Lihir Acquirer may nominate must resign with effect from the Implementation Date and Equigold must use its reasonable endeavours to procure that each director provides written notice to the effect that they have no claim outstanding for loss of office, remuneration or otherwise against Equigold.
4.5	Access to information

Prior to the Implementation Date, both Equigold and Lihir Acquirer must keep each other informed of all material developments relating to or affecting the Lihir Group or Equigold Group (as applicable), its financial position and its prospects.
5.	RESTRICTION ON ACQUIRING SECURITIES

Until the End Date, (other than as a result of the transfer of shares by Equigold to Lihir Acquirer under the Scheme) no party may (and must ensure that their Related Parties do not) acquire or offer to acquire, any securities or property or any right or option to acquire any securities or property of the other party unless:
(a)	the offer or acquisition is under the Option; or

(b)	it has received the prior written consent of the other party.
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6.	CO-ORDINATION AND TIMING

6.1	Content of Scheme Booklet and Lihir Information
(a)	Equigold must consult with Lihir Acquirer in accordance with clause 4.1 as to the content of the Scheme Booklet (other than the LGL Information) and give Lihir Acquirer and its representatives a reasonable opportunity to provide input about the Scheme Booklet’s content and presentation.

(b)	Lihir Acquirer must consult with Equigold as to the content of the Lihir Information.
6.2	Co-operation

Equigold and Lihir Acquirer must each use all reasonable endeavours and utilise all necessary resources (including management, shareholder, marketing and corporate relations resources, as well as the resources of external advisers) to produce the Scheme Booklet and implement the Scheme in accordance with the Timetable (unless otherwise agreed by the parties acting reasonably and in good faith). For this purpose, Equigold will provide to Lihir Acquirer at regular intervals a draft of the Scheme Booklet for Lihir Acquirer’s review. Lihir Acquirer may review the Scheme Booklet and provide comments on the Scheme Booklet and Equigold will consider in good faith all reasonable requests and suggestions by Lihir Acquirer as to the content of the Scheme Booklet.

6.3	Access by LGL and Lihir Acquirer to people and Equigold Information
(a)	Subject to clause 6.3(b), between the date of this agreement and the earlier of 5:00pm on the Business Day before the Second Court Hearing Date and the date this agreement is terminated, Equigold will provide LGL and Lihir Acquirer and its officers and advisers with reasonable access to Equigold officers and advisers and documents, records, and other information (subject to any existing confidentiality obligations owed to third parties, or applicable privacy laws) which LGL or Lihir Acquirer reasonably requires for the purposes of implementing the Scheme and preparing for carrying on the business of Equigold following implementation of the Scheme and LGL and Lihir Acquirer acknowledge that information received under this clause is subject to the obligations of confidence under the confidentiality agreement executed between LGL and Equigold on or about 15 October 2007.

(b)	If Equigold recieves a Superior Proposal it may cease access to Equigold information under clause 6.3(a) while Equigold considers the Superior Proposal, subject to Equigold ensuring that LGL is provided with any information pertaining to and provided by Equigold to the party making the Superior Proposal. All Equigold obligations under this clause 6.3 will cease if the time expires for LGL to make a Lihir Acquirer’s Proposal in accordance with clause 12.5 and LGL has not submitted a Lihir Acquirer’s Proposal on terms no less favourable than the terms of the Third Party Proposal.
7.	CONDUCT OF BUSINESS

7.1	Conduct of business

From the date of this agreement up to and including the Implementation Date, Equigold must conduct its business in the ordinary and normal course consistent with business plans and budgets made public or disclosed to LGL prior to the date of this agreement and in substantially the same manner as previously conducted, unless otherwise agreed by LGL in writing.
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7.2	Specific obligations
(a)	Without limiting clause 7.1 and other than with the prior approval of LGL (which approval must not be unreasonably withheld or delayed) or as required by this agreement Equigold must and must procure that each of the Equigold Subsidiaries, from the date of this agreement up to and including the Implementation Date, use all reasonable endeavours to:
(i)	Business and assets: maintain its business and assets and conduct its business in the ordinary and proper course;

(ii)	Officers and employees: keep available the services of its officers and employees; and

(iii)	Relationships: preserve its relationships with customers, suppliers, licensors, licensees, joint venturers and others with whom it has business dealings.
(b)	LGL must use its reasonable endeavours, and do all things reasonably requested by Equigold, to assist Equigold in meeting its obligations under clause 7.2(a)(iii).
7.3	Equigold Prohibited actions

Other than with the prior approval of LGL (which approval must not be unreasonably withheld or delayed) or as required by this agreement Equigold must not from the date of this agreement up to and including the Implementation Date do any of the following (or agree to do so):
(a)	Assets and Operations: cease or suspend development of any of its operations other than for an event of force majeure;

(b)	Acquisitions and disposals: acquire or dispose of any tenement or asset having a book value or for consideration of more than $500,000 except as is in the ordinary and normal course consistent with business plans and budgets made public or disclosed to ASX or the other party prior to the date of this agreement and excluding the sale of the Kirkalocka Project;

(c)	Joint Ventures: enter into any joint venture, partnership or similar arrangement;

(d)	Capital expenditure: incur any capital expenditure in respect of any item which exceeds $500,000 except as is in the ordinary and normal course consistent with business plans and budgets made public or disclosed to ASX or the other party prior to the date of this agreement;

(e)	Hedge contracts: enter into any hedge contract (or similar risk management arrangement) other than in accordance with the ordinary course of business and consistent with past practice of the Equigold Board;

(f)	Material Contracts: enter into vary, amend, terminate or rescind a Material Contract other than a Material Contract which has been disclosed to, and agreed by, LGL;

(g)	Financial arrangements: other than as disclosed expressly in writing to LGL prior to the date of this agreement borrow any money, grant any security or encumbrance over any of the assets of Equigold or enter into any financing arrangements (including off-balance sheet arrangements);
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(h)	Prescribed event: take any action which would be reasonably expected to give rise to a Equigold Prescribed Event;

(i)	Information technology: take any action in respect of its information technology systems which would have a material impact on those systems; or

(j)	Licences, permits and approvals: other than in the ordinary course of business and consistent with past practice dispose of, cancel, relinquish or amend any licence, permit or other approval necessary for the development and mining of its operations, excluding the sale of the Kirkalocka Project.
8.	COURT PROCEEDINGS

8.1	Appeal process
(a)	If the Court refuses to make orders convening the Scheme Meeting or approving the Scheme, at LGL’s request within 5 Business Days of the Court’s refusal, Equigold must appeal the Court’s decision to the fullest extent possible (except to the extent that the parties agree otherwise or Queen’s Counsel or Senior Counsel representing Lihir Acquirer or Equigold in relation to the Scheme indicates that, in his or her opinion, an appeal would have less than a 50% prospect of success, in which case either party may terminate this agreement in accordance with clause 11). If the appeal is unsuccessful, LGL will indemnify Equigold for its costs of the appeal on a full indemnity basis.

(b)	Equigold may bring an appeal even if not requested by LGL if it provides written notice of its intention to do so to LGL within 7 Business Days of the Court’s refusal. Equigold will bear the costs of an appeal if it elects to appeal without first receiving a request from LGL under clause 8.1(a).
8.2	Defence of proceedings

Each of LGL, Lihir Acquirer and Equigold at the request of LGL, must defend, or must cause to be defended, any lawsuits or other legal proceeding brought against it (or any of its Subsidiaries) challenging this agreement or the completion of the Scheme (except to the extent that Queens Counsel or Senior Counsel representing that party indicates that in his or her opinion such action would have less than a 50% prospect of success). Neither LGL, Lihir Acquirer nor Equigold may settle or compromise (or permit any of its Subsidiaries to settle or compromise) any claim brought in connection with this agreement without the prior written consent of the other, such consent not to be unreasonably withheld. Each party will bear the costs of its own defence except in the case where LGL requests Equigold to defend a matter in which case the costs of the defence will be borne equally between LGL and Equigold.
9.	REPRESENTATIONS AND WARRANTIES

9.1	LGL representations and warranties

Save as disclosed in writing by LGL prior to execution of this agreement:
(a)	LGL represents and warrants to Equigold each of the matters set out in clause 9.1(b) as at the date of this agreement, the date of the Scheme Meeting, 8.00am on the Second Court Hearing Date, the Implementation Date and any other date to which a representation in clause 9.1(b) is expressed to be given.
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(b)	LGL represents and warrants that:
(i)	each of LGL and Lihir Acquirer is a validly existing corporation registered under the laws of its place of incorporation;

(ii)	as at the date of this agreement LGL’s issued equity securities comprise 1,903,911,260 ordinary shares, 585,984 restricted executive shares and 161,527,405 class B shares, there are no preference shares nor any options of any class on issue and, except in respect of the MRL Obligation, neither LGL nor any of its Subsidiaries are under any obligation to issue and have not granted any person the right to call for the issue of any shares or other securities in LGL or any of its Subsidiaries other than pursuant to the Lihir Executive Share Plan or as disclosed to ASX;

(iii)	the execution and delivery of this agreement by LGL and Lihir Acquirer has been properly authorised by all necessary corporate action and LGL and Lihir Acquirer has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement;

(iv)	(subject to laws generally affecting creditors’ rights and the principles of equity) this agreement constitutes legal, valid and binding obligations on it and execution and performance of this agreement will not result in a breach of or default under LGL’s or Lihir Acquirer’s constitution or any agreement or deed or any writ, order or injunction, rule or regulation to which LGL or any of its Subsidiaries is a party or to which they are bound (except for such breaches or defaults as would not have a material adverse effect on the consolidated financial position of LGL) or require any consent, approval, authorisation or permit from any Governmental Agency, except for the Regulatory Approvals;

(v)	the New Lihir Shares to be issued in accordance with clause 3.2, will be duly authorised and validly issued, fully paid, free of all security interests and third party rights and will rank equally with all other Lihir Shares then on issue (other than the B Class shares in the capital of LGL);

(vi)	it will provide Equigold all such further or new information of which it becomes aware that arises after the Scheme Booklet has been despatched until the date of the Scheme Meeting where that is necessary to ensure that the Scheme Booklet continues to comply with the Corporations Act;

(vii)	it has complied with its continuous disclosure obligations under the ASX Listing Rules and Corporations Act, is not relying on any exception to ASX Listing Rule 3.1 contained in ASX Listing Rule 3.1A (except in relation to the Scheme, the Option and discussions with Equigold) and its accounts are prepared on a consistent basis with past practices (except to the extent that adoption of AIFRS requires a change to past practices) and in accordance with all relevant accounting standards;

(viii)	the Lihir Information contained in the Scheme Booklet will be included in good faith and on the understanding that Equigold and its directors will rely on that information for the purposes of considering and approving the Scheme Booklet before it is despatched, and implementing the Scheme and the Lihir Information will comply with the requirements of all applicable Australian laws, the ASX Listing Rules and the applicable ASIC regulatory guides;
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(ix)	to the best of LGL’s knowledge, all information provided by or on behalf of LGL or Lihir Acquirer to Equigold during the course of negotiations in relation to the merger of the parties and the preparation of the Scheme Booklet is complete, accurate and not misleading in all material respects (including by omission);

(x)	all information provided by LGL or Lihir Acquirer to Equigold or the Independent Expert will be provided in good faith and on the understanding that the Equigold Board and the Independent Expert will rely on such information for the purposes of considering and approving the Scheme Booklet and for producing its report for the Scheme Booklet respectively; and

(xi)	to the best of LGL’s knowledge, it and its Subsidiaries have complied in all material respects with all material Australian, Papua New Guinea and other foreign laws and regulations applicable to them and have all material licenses, permits and franchises necessary for them to conduct their respective businesses as presently being conducted (other than the outstanding ministerial approval of the environmental impact statement for the flotation circuit for the Lihir operation).
9.2	LGL’s indemnities

LGL agrees with Equigold to indemnify and keep indemnified Equigold from and against all claims, liabilities and loss which Equigold may suffer or incur by reason of any breach of any of the representations and warranties in clause 9.1(b).
9.3	Equigold representations and warranties

Save as disclosed in writing by Equigold prior to execution of this agreement:
(a)	Equigold represents and warrants to LGL each of the matters set out in clause 9.3(b) as at the date of this agreement, the date of the Scheme Meeting, 8.00am on the Second Court Hearing Date, the Implementation Date and any other date to which a representation in clause 9.3(b) is expressed to be given.

(b)	Equigold represents and warrants to LGL that:
(i)	it is a validly existing corporation registered under the laws of its place of incorporation;

(ii)	as at the date of this agreement Equigold issued equity securities comprise 212,428,255 ordinary shares, there are no preference shares of any class on issue or options over ordinary shares and neither Equigold nor any of its Subsidiaries are under any obligation to issue and have not granted any person the right to call for the issue of any shares or other securities in Equigold or any of its Subsidiaries;

(iii)	the execution and delivery of this agreement by Equigold has been properly authorised by all necessary corporate action and Equigold has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement;

(iv)	(subject to laws generally affecting creditors’ rights and the principles of equity) this agreement constitutes legal, valid and binding obligations on it and execution and performance of this agreement will not result in a
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breach of or default under Equigold’s constitution or any agreement or deed or any writ, order or injunction, rule or regulation to which Equigold or any of its Subsidiaries is a party or to which they are bound (except for such breaches or defaults as would not have a material adverse effect on the consolidated financial position of Equigold) or require any consent, approval, authorisation or permit from any Governmental Agency, except for the Regulatory Approvals;

(v)	to the best of Equigold knowledge, all information provided by or on behalf of Equigold to LGL and Lihir Acquirer during the course of negotiations in relation to the merger of the parties and the preparation of the Scheme Booklet is complete, accurate and not misleading in all material respects (including by omission);

(vi)	it has complied with its continuous disclosure obligations under the Listing Rules and Corporations Act, and its accounts are prepared on a consistent basis with past practices and in accordance with all relevant accounting standards;

(vii)	the Equigold Information contained in the Scheme Booklet will be included in good faith and on the understanding that LGL and Lihir Acquirer and their respective directors will rely on that information for the purposes of considering and approving the Lihir Information in the Scheme Booklet before it is despatched, approving the entry into the Deed Poll under clause 4.2(i) and implementing the Scheme and the Equigold Information will comply with the requirements of all applicable Australian laws, the ASX Listing Rules and the applicable ASIC regulatory guides;

(viii)	Equigold has provided to LGL all material information, including forward looking statements, actually known to it (having made reasonable enquiries) as at the date of this agreement regarding matters affecting or relating to it:
(A)	which is not already in the public domain; and

(B)	the disclosure of which might reasonably be expected to have resulted in LGL or Lihir Acquirer not entering into this agreement at all or only entering into this agreement on materially different terms;
(ix)	to the best of Equigold’s knowledge, it and its Subsidiaries have complied in all material respects with all material Australian and foreign laws and regulations applicable to them and have all material licenses, permits and franchises necessary for them to conduct their respective businesses as presently being conducted;

(x)	to the best of Equigold’s knowledge, it and its Subsidiaries have all material mining licences, environmental approvals (including a properly assessed and approved environmental impact statement), planning permits, approved work plans and other consents necessary for the development, mining and exploration activities of the Projects; and

(xi)	no person has any right under any provision of any agreement (other than the Fourth Replacement Facility Agreement) or other instrument to which Equigold or any Subsidiary of Equigold is a party or is legally bound which arises or would arise as a result of the acquisition of Equigold Shares by Lihir Acquirer or the entry into or performance of this agreement and, if
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exercised by that person, results, or could result in a Equigold Material Adverse Change.
9.4	Equigold’s Indemnity

Equigold agrees with LGL to indemnify and keep indemnified LGL and Lihir Acquirer from and against all claims, liabilities and loss which LGL or Lihir Acquirer may suffer or incur by reason of any breach of any of the representations and warranties in clause 9.3(b).

9.5	Reliance by parties

Each party (the Representor) acknowledges that:
(a)	in entering into this agreement each other party has relied on the representations and warranties provided by the Representor under this clause 9. The representations and warranties provided by the Representor are not extinguished or affected by any investigation made by or on behalf of any other party into the affairs or business of the Representor or its Related Parties; and

(b)	any breach of the representations and warranties provided by the Representor under this clause 9 after the Scheme becomes Effective may only give rise to a claim in damages and cannot result in a termination of this agreement.
9.6	Survival of representations and indemnities
(a)	The representations, warranties provided by each party under this clause 9:
(i)	are severable;

(ii)	will survive the termination of this agreement; and

(iii)	are given with the intent that liability under them will not be confined to breaches of them discovered prior to the date of termination of this agreement.
(b)	The indemnities provided by each party under this clause 9 will:
(i)	be severable;

(ii)	be a continuing obligation;

(iii)	constitute a separate and independent obligation of the party giving the indemnity from any other obligations of such party under this agreement; and

(iv)	survive the termination of this agreement.
9.7	Insurances

Subject to the Scheme being Effective, Lihir Acquirer undertakes that it will procure that Equigold maintains, for a period of six years from the Implementation Date, directors and officers run off insurance cover for the Officers of Equigold as at the Implementation Date to cover a liability incurred by that Officer in their capacity in respect of the period prior to the Implementation Date.
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10.	PUBLIC ANNOUNCEMENTS

10.1	Announcements of Scheme

Immediately after the execution of this agreement, the parties must make the Agreed Announcements.

10.2	Public announcement and submissions

Subject to clause 10.3, each party must consult with the other prior to making any other public announcements in connection with the Scheme.

10.3	Required disclosure

Where a party is required by law, the Listing Rules or any other applicable stock exchange regulation to make any announcement or make any disclosure relating to matter the subject of the Scheme, it may do so only after it has given the other party as much notice as possible and has consulted with the other party as to the content of that announcement of disclosure.

10.4	Market and analyst briefings

Each party must use its reasonable endeavours (subject to its disclosure obligations under the Listing Rules and Relevant Companies Legislation) to ensure that any briefing to analysts, the media or shareholders in relation to the Scheme or the subject matter of this agreement is a joint briefing.

11.	TERMINATION

11.1	Termination for breach

This agreement may be terminated at any time prior to 8.00am on the Second Court Hearing Date by a party if:
(a)	the other party is in material breach of any clause of this agreement or there has been a material breach of a material representation or warranty given by that other party under clause 9.1 or 9.3 (as applicable) before the Second Court Hearing Date;

(b)	the non-defaulting party has given notice to the other party specifying the breach and stating an intention to terminate this agreement; and

(c)	if the breach is capable of remedy, it has not been remedied within seven Business Days (or any shorter period ending at 5.00pm on the last Business Day before the Second Court Hearing Date) from the date a notice under clause 11.1(b) is given.
11.2	No-fault termination

This agreement may be terminated by either party, if the Scheme has not become Effective on or before the End Date and may also be terminated at any time prior to 8.00am on the Second Court Hearing Date:
(a)	by either party, if the resolution submitted to the Scheme Meeting is not approved by the requisite majorities;
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(b)	by either party if the Court refuses to make orders convening the Scheme Meeting or approving the Scheme and the party wishing to terminate the agreement obtains an opinion from Senior Counsel that, in counsel’s view, an appeal would have less than a 50% prospect of success;

(c)	by either party, if the Court or other Governmental Agency has issued an order, decree or ruling or taken other action which permanently restrains or prohibits the Scheme or the acquisition of the Equigold Shares and the parties fail to agree on conducting an appeal within 5 Business Days;

(d)	in accordance with and pursuant to clause 2.5 or clause 8.1;

(e)	by either party if any of the events described in paragraphs (a), (b) or (c) of clause 13.1 occurs and the Equigold Break Fee is paid in full;

(f)	by Lihir Acquirer, if the event described in clause 2.1(o) occurs;

(g)	by either party if the Independent Expert opines that the Scheme is not in the best interests of Equigold Shareholders; or

(h)	by either party if an Insolvency Event has occurred in relation to Equigold or Lihir Acquirer or any of their Related Bodies Corporate.
11.3	Effect of termination
(a)	Termination of this agreement under clause 11.1 or 11.2 (including under clause 2.5 or clause 8.1) does not affect any accrued rights arising from a breach of this agreement prior to termination.

(b)	Clauses 9.6 and 14 survive termination of this agreement.
11.4	Notification of breach and compliance certificate
(a)	Equigold, LGL and Lihir Acquirer will respectively promptly advise each other in writing of:
(i)	a representation or warranty provided in this agreement by either party becoming false; or

(ii)	a breach of this agreement by it.
(b)	By 5.00pm on the Business Day immediately before the Second Court Hearing Date, each of Lihir Acquirer and Equigold must execute and deliver to the other party a certificate signed by a director and made in accordance with a resolution of the relevant Board confirming that (except as previously disclosed in writing):
(i)	it (and in the case of Lihir Acquirer, also including LGL) has complied in all material respects with its obligations under this agreement; and

(ii)	the representations and warranties given by it in clause 9 remain true and correct in all material respects.
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12.	EXCLUSIVITY

12.1	No existing discussions

As at the date of this agreement, Equigold represents and warrants that, other than the discussions in respect of the Scheme, it is not currently in any other negotiations or discussions in respect of any Competing Transaction with any other person.

12.2	No-shop restriction

During the Non-Solicitation Period, Equigold must ensure that neither it nor any of its Related Parties directly or indirectly solicits, invites, encourages or initiates any enquiries, negotiations or discussions, or communicates any intention to do any of these things, with a view to obtaining any expression of interest, offer or proposal from any other person in relation to a Competing Transaction.

12.3	No-talk restriction

Subject to clause 12.8, during the Non-Solicitation Period, Equigold must ensure that neither it nor any of its Related Parties negotiates or enters into, participates in negotiations or discussions with any other person regarding a Competing Transaction or potential Competing Transaction or grants any other person any right or access to conduct due diligence investigations in respect of Equigold, even if:
(a)	that other person’s Competing Transaction was not directly or indirectly solicited or initiated by Equigold or any of its Related Parties; or

(b)	that person has publicly announced their Competing Transaction.
12.4	Notification

During the Non-Solicitation Period, if Equigold is approached by any person to engage in any activity that would breach its obligations in clauses 12.2 or 12.3 (or would breach its obligations in clause 12.3 if it were not for clause 12.8) (Prescribed Activity), Equigold must promptly inform Lihir Acquirer of the fact, the identity of that person, the key terms of any proposal made by that person and a copy of any such proposal (Third Party Proposal).

12.5	Lihir Acquirer’s Right to Match Third Party Proposal

Equigold must not enter into any agreement, arrangement or understanding in relation to the Third Party Proposal unless Equigold has notified Lihir Acquirer of the Third Party Proposal and Lihir Acquirer has not, within 2 business days of that notification, submitted a written proposal (Lihir Acquirer’s Proposal) to Equigold which is on terms no less favourable than the terms of the Third Party Proposal. If Lihir Acquirer’s Proposal is on terms no less favourable than the Third Party Proposal, Equigold must, in the absence of a more favourable offer, proceed exclusively with Lihir Acquirer’s Proposal.

12.6	Amended Proposal

Any amendment or modification of a Third Party Proposal will be deemed to be a new Third Party Proposal so that the provisions of this clause 12 will require notification by Equigold to Lihir Acquirer of the terms of and the right of Lihir Acquirer to match any such amended Third Party Proposal within the time periods specified in the clause.
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12.7	Time of the essence

Time is of the essence in this clause 12.

12.8	Exception to no-talk and notification

Despite anything else in this agreement:
(a)	the restrictions in clause 12.3 do not apply to restrict Equigold taking any action with respect to a Competing Transaction in respect of all the Equigold Shares or substantially all of Equigold businesses (which was not solicited or initiated by Equigold in contravention of clause 12.2); and

(b)	the obligations in clause 12.4 do not apply to require Equigold to inform Lihir Acquirer of a Third Party Proposal, where such action or inaction (as the case may be) is necessary to discharge the fiduciary or statutory duties of the directors of Equigold (or to avoid a contravention of law).
12.9	Other exceptions

Nothing in this clause 12 prevents Equigold from:
(a)	providing information to its Representatives;

(b)	providing information to rating agencies or any Governmental Agency;

(c)	providing information to its auditors, Advisers, banks and other financial institutions, customers and suppliers acting in that capacity, in the ordinary and usual course of business; or

(d)	making presentations to brokers, portfolio investors or analysts in the ordinary and usual course of business.
13.	BREAK FEE

13.1	Equigold Break Fee

Subject to clause 13.3 and clause 13.4:
(a)	if any director of Equigold;
(i)	makes any public statement prior to the approval of the Scheme by the Court under section 411(4)(b) of the Corporations Act to the effect that he or she does not support (or no longer supports) the Scheme; or

(ii)	(without limiting (i) above) fails to recommend the Scheme or, having done so, any director of Equigold publicly withdraws or varies his or her favourable recommendation of the Scheme (or any part of it) prior to the approval of the Scheme by the Court under section 411(4)(b) of the Corporations Act;
other than (in either such case):
(A)	in circumstances where Equigold is entitled to terminate this agreement under clause 2.5(b); or
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(B)	because the Independent Expert has concluded in the Independent Expert’s Report that the Scheme is not in the best interests of Equigold Shareholders;
(b)	if any director of Equigold publicly recommends, promotes or otherwise endorses a Competing Transaction in relation to Equigold;

(c)	if:
(i)	before the Scheme becomes Effective a Competing Transaction in relation to Equigold is announced or open for acceptance;

(ii)	the person proposing the Competing Transaction (either alone or together with its Associates) acquires a Relevant Interest in 20% or more in the voting shares of Equigold;

(iii)	that Competing Transaction is more favourable to Scheme Participants than the Scheme, taking into account all terms and conditions of the Competing Transaction; and

(iv)	that Competing Transaction becomes free of any defeating conditions;
(d)	the Effective Date has not occurred on or prior to the End Date as a direct result of the failure by Equigold to perform or satisfy any of its material obligations under this agreement which has not been remedied in accordance with clause 11.1 (where, for the purposes of this paragraph, a material obligation is an obligation the performance or satisfaction of which is necessary for the implementation of the Scheme); or

(e)	LGL or Lihir Acquirer has terminated this agreement because of a breach by Equigold of clause 12, then Equigold must pay to Lihir Acquirer the Equigold Break Fee in accordance with clause 13.6.
13.2	Lihir Break Fee

Subject to clause 13.3 and 13.4, if the Effective Date has not occurred on or prior to the End Date as a direct result of the failure by LGL or Lihir Acquirer to perform or satisfy any of their material obligations under this agreement which has not been remedied in accordance with clause 11.1 (where for the purposes of this clause a material obligation is an obligation the performance or satisfaction of which is necessary for the implementation of the Scheme), LGL must pay to Equigold the Lihir Break Fee in accordance with clause 13.6.

13.3	No payment if prior termination or Scheme becomes Effective

The Break Fee is not payable under clause 13.1 or clause 13.2 if:
(a)	prior to an event referred to in that clause occurring, this agreement has already been validly terminated, or

(b)	the Scheme becomes Effective notwithstanding the occurrence of any event under clause 13.1.
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13.4	Compliance with law

If the payment of all or any part of a Break Fee is:
(a)	unlawful;

(b)	involves a breach of directors’ duties; or

(c)	constitutes unacceptable circumstances (within the meaning of the Corporations Act and as declared by the Takeovers Panel or a Court),
(Impugned Amount)

then:
(d)	the requirement to pay the Break Fee does not apply to the extent of the Impugned Amount; and

(e)	if Equigold or Lihir Acquirer (as applicable) has received the Impugned Amount, it must refund it within 10 Business Days of the final determination being made.
13.5	Acknowledgments
(a)	Each party acknowledges that:
(i)	the other party will incur significant costs, expenses, outgoings and losses if the Scheme is not successful and Lihir Acquirer does not acquire the Equigold Shares, and that it is not possible to accurately ascertain these costs; and

(ii)	the Break Fee represent a genuine and reasonable pre-estimate of the internal, external advisory and financial costs (and all associated out of pocket expenses) of the other party in relation to the proposed Scheme and the acquisition of the Equigold Shares by Lihir Acquirer.
(b)	Each party confirms that:
(i)	it has received legal advice on this agreement and the operation of this clause; and

(ii)	it considers this clause to be fair and reasonable and that it is appropriate to agree to the terms in this clause in order to secure the significant benefits to it (and its shareholders) resulting from the Scheme.
13.6	Payment

Any payment of a Break Fee required under this clause 13 must be made within 5 Business Days of receipt of a written demand. The demand may only be made after:
(a)	the Scheme fails to become Effective by the End Date; or

(b)	this agreement is terminated in accordance with its terms.
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14.	CONFIDENTIALITY

14.1	Equigold’s obligations

Equigold acknowledges and agrees that:
(a)	it will use the LGL Confidential Information exclusively for the purpose of due diligence and preparing the Scheme Booklet and for no other purpose (and, without limitation, will not make any use of the LGL Confidential Information or any part of it to the competitive disadvantage of LGL, Lihir Acquirer or any of their Related Parties);

(b)	it will keep the LGL Confidential Information in confidence and will not disclose the LGL Confidential Information except:
(i)	to such Representatives of Equigold as require the LGL Confidential Information for the purpose of preparing the Scheme Booklet, but only if any such person owes a duty of confidentiality to Equigold and is aware of the obligations of Equigold under this clause 14.1;

(ii)	as required by law; or

(iii)	with the prior consent of LGL;
(c)	it will immediately notify LGL of any suspected or actual unauthorised use, copying or disclosure of the LGL Confidential Information; and

(d)	it will, upon request by LGL, return to LGL all LGL Confidential Information provided to Equigold and its Representatives, together with any notes, records or copies of the LGL Confidential Information generated by any such person.
14.2	Lihir Acquirer’s obligations

Each of LGL and Lihir Acquirer acknowledges and agrees that:
(a)	it will not make any use of the Equigold Confidential Information or any part of it except in connection with the Scheme, a Competing Transaction in relation to Equigold or any other transaction contemplated by this agreement and will not make any use of the Equigold Confidential Information or any part of it to the competitive disadvantage of Equigold or any of its Related Parties;

(b)	it will keep the Equigold Confidential Information in confidence and will not disclose the Equigold Confidential Information except:
(i)	to such Representatives of LGL or Lihir Acquirer as require the Equigold Confidential Information in connection with the Scheme, a Competing Transaction in relation to Equigold or any other transaction contemplated by this agreement, but only if any such person owes a duty of confidentiality to LGL or Lihir Acquirer and is aware of the obligations under this clause 14.2;

(ii)	as required by law; or

(iii)	with the prior consent of Equigold;
(c)	it will immediately notify Equigold of any suspected or actual unauthorised use, copying or disclosure of the Equigold Confidential Information; and
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(d)	it will, upon request by Equigold, return to Equigold all Equigold Confidential Information provided to either LGL or Lihir Acquirer and its Representatives, together with any notes, records or copies of the Equigold Confidential Information generated by any such person.
15.	GENERAL
15.1	Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other part to give effect to this agreement.

15.2	Notices

Any communication under or in connection with this agreement:
(a)	must be in writing;

(b)	must be addressed as shown below:

LGL

Address:	Level 7, Pacific Place
Cnr. Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea

Fax No:	+675 321 4705

Copy to:	07 3318 9203

For the attention of:	Group Secretary and General Counsel

Lihir Acquirer

Address:	Level 9
500 Queen Street
Brisbane, Queensland 4000, Australia

Fax No:	07 3318 9203

For the attention of:	Group Secretary and General Counsel

Equigold

Address:	Level 1
7 Sleat Road
Applecross, Western Australia 6153

Fax No:	08 9364 7002

For the attention of:	Managing Director
(or as otherwise notified by that party to the other party from time to time);
(c)	must be signed by the party making the communication or by a person duly authorised by that party;
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(d)	must be delivered or posted by prepaid post to the address, or sent by fax to the number of the addressee, in accordance with clause 15.2(b); and

(e)	will be deemed to be received by the addressee:
(i)	(in the case of prepaid post) on the third Business Day after the date of posting;

(ii)	(in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00pm on a Business Day, when that communication will be deemed to be received at 9.00am on the next Business Day; and

(iii)	(in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 15.2(b), unless that delivery is not made on a Business Day, or after 5.00pm on a Business Day, when that communication will be deemed to be received at 9.00am on the next Business Day.
15.3	GST
(a)	Unless expressly included, the consideration for any supply under or in connection with this agreement does not include GST.

(b)	To the extent that any supply made by a party to another party (Recipient) under or in connection with this agreement is a taxable supply and a tax invoice has been provided to the Recipient, the Recipient must pay, in addition to the consideration to be provided under this agreement for that supply (unless it expressly includes GST) an amount equal to the amount of that consideration (or its GST exclusive market value) multiplied by the rate at which GST is imposed in respect of the supply.

(c)	The amount of GST payable in accordance with this clause 15.3 will be paid at the same time and in the same manner as the consideration otherwise payable for the supply is provided.
15.4	Stamp duties

LGL must pay all stamp duties (if any) and any fines, penalties and interest with respect to stamp duty in respect of this agreement or the Scheme or the steps to be taken under this agreement or the Scheme.

15.5	Expenses

Except as otherwise provided in this agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this agreement and the Scheme Booklet and the proposed, attempted or actual implementation of this agreement and the Scheme.

15.6	Amendments

This agreement may only be varied by a document signed by or on behalf of each of the parties.
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15.7	Assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this agreement without the prior written consent of the other party.

15.8	Governing law
(a)	This agreement is governed by and will be construed according to the laws of Western Australia.

(b)	Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Western Australia of the Commonwealth of Australia and courts of appeal from them.
15.9	Business Day

Except where otherwise expressly provided, where under this agreement the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing will be done on the next Business Day.
15.10	Waiver
(a)	Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this agreement.

(b)	Any waiver or consent given by any party under this agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c)	No waiver of a breach of any term of this agreement will operate as a waiver of another breach of that term or of a breach of any other term of this agreement.
15.11	Consents

Any consent referred to in, or required under, this agreement from any party may not be unreasonably withheld, unless this agreement expressly provides for that consent to be given in that party’s absolute discretion.
15.12	Counterparts

This agreement may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes the agreement of each party who has executed and delivered that counterparty.
15.13	Entire agreement

To the extent permitted by law, in relation to the subject matter of this agreement, this agreement:
(a)	embodies the entire understanding of the parties and constitutes the entire terms agreed upon between the parties; and

(b)	supersedes any prior agreement (whether or not in writing) between the parties.
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15.14	No representation or reliance
(a)	Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out or acknowledged in this agreement.

(b)	Each party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out or acknowledged in this agreement.

(c)	Paragraphs (a) and (b) above do not prejudice any rights a party may have in relation to information which had been filed by the other party with ASIC or the ASX.
15.15	No merger

The rights and obligations of the parties will not merge on completion of any transaction under this agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.
15.16	Remedies cumulative

The rights and remedies provided in this agreement are in addition to other rights and remedies given by law independently of this agreement.
16.	INTERPRETATION

16.1	Definitions

In this agreement unless the context otherwise requires, the following words and expressions have meanings as follows:

Adviser means, in relation to an entity, its legal, financial and other expert advisers (not including the Independent Expert).

Agreed Announcements means the announcements to ASX, POMSoX, NASDAQ and TSX by each of the parties in the form set out in Annexure D or such other form as the parties may agree.

AIFRS means the International Financial Reporting Standards as adopted in Australia.

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given to that term in the Corporations Act.

ASX means ASX Limited (ACN 008 624 691).

Bonikro Project means the Equigold’s interest in the Bonikro gold project in the Ivory Coast.

Business Day means a business day as defined in the Listing Rules.

Break Fee means, in the case of Equigold the Equigold Break Fee, and, in the case of LGL or Lihir Acquirer, the Lihir Break Fee.

Companies Act means the Companies Act 1997 of Papua New Guinea.
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Competing Transaction means:
(a)	a transaction which, if completed, would mean a person would, directly or indirectly:
(i)	acquire all or a substantial part of the assets or business of the relevant company and/or its Related Bodies Corporate;

(ii)	acquire a Relevant Interest in or become the holder of 10% or more of the relevant company’s share capital or of the share capital of any of its Subsidiaries or enter into any cash settled equity swap or other derivative contract arrangement in respect of 10% or more of the relevant company’s share capital; or

(iii)	acquire Control of the relevant company;
(b)	a takeover bid, scheme of arrangement, amalgamation, merger, capital reconstruction, consolidation, purchase of main undertaking or other business combination involving the relevant company and/or its Related Bodies Corporate; or

(c)	a transaction involving the formation of a dual listed company structure, stapled security structure or other form of synthetic merger having the same or substantially the same effect as a takeover bid for, or scheme of arrangement in respect of, the relevant company and/or its Related Bodies Corporate.
Control has the meaning given to that term in the Corporations Act.
Corporations Act means the Corporations Act 2001 (Cth).
Court means the Federal Court of Australia or any other court of competent jurisdiction (as agreed by the parties).
Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the court made under section 411(4)(b) in relation to the Scheme, but in any event at no time before an office copy of the order of the court is lodged with ASIC.
Effective Date means the date on which the Scheme becomes Effective.
End Date means 30 September 2008 or such other date as agreed in writing between Lihir Acquirer and Equigold.
Equigold Board means the board of directors of Equigold.
Equigold Break Fee means $11,300,000.
Equigold Confidential Information means any commercial, financial or technical information of Equigold or any Related Party of Equigold disclosed or supplied by or on behalf of any such entity to either LGL or Lihir Acquirer or any of its Representatives, whether orally or visually or in documentary or electronic form and including the notes, records or copies made by either LGL or Lihir Acquirer or any of its Representatives of such information but excluding information which is in the public domain (other than as a result of a breach of this agreement by LGL or Lihir Acquirer) or otherwise previously known to LGL or Lihir Acquirer.
Equigold Director Retirement Benefit Policy means the policy described as such and approved by the Equigold Board on 10 November 2005.
Equigold Group means Equigold and its Subsidiaries.
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Equigold Information means information included in the Scheme Booklet, other than the LGL Information and any information derived from, or prepared in reliance on, the LGL Information.
Equigold Material Adverse Change means an event occurring after the date of this agreement other than:
(a)	an event required or permitted to be done or procured by Equigold or its Subsidiaries pursuant to this agreement or the Scheme;

(b)	an event expressly disclosed as an Equigold Material Adverse Change in writing by Equigold to LGL prior to the date of this agreement;

(c)	an event done with the prior written approval of LGL or Lihir Acquirer;

(d)	the termination of the Fourth Replacement Facility Agreement pursuant to its terms as a result of the change of control which will or may occur as a result of this agreement or the Scheme, which individually, or when aggregated with all such other events, is reasonably likely to have a material adverse effect on the business, financial position or prospects of Equigold and its Subsidiaries including its mining and exploration operations and, in particular the Projects.
Equigold Prescribed Event means the occurrence of any of the following:
(a)	Equigold converting all or any of its shares into a larger or smaller number of shares;

(b)	Equigold resolving to reduce its share capital in any way;

(c)	Equigold:
(i)	entering into a buy-back agreement; or

(ii)	resolving to approve the terms of a buy-back agreement under the Corporations Act;
(d)	Equigold declaring, paying or distributing any dividend, bonus or other share of its shareholder profits or shareholder assets or returning or agreeing to return any capital to its members, excluding paying the interim dividend declared on 25 February 2008 in respect of the half year ending 31 December 2007 and payable on or about 2 April 2008;

(e)	Equigold or any of its Subsidiaries issuing shares, or granting an option over its shares to a person outside the Equigold Group, or agreeing to make such an issue or grant such an option to a person outside the Equigold Group;

(f)	Equigold or any of its Subsidiaries issuing Equigold or agreeing to issue securities or other instruments convertible into shares or debt securities to a person outside the Equigold Group;

(g)	Equigold or any of its Subsidiaries disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property, excluding the sale of the Kirkalocka Project;
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(h)	Subject to clause 7.3(g), other than in the ordinary course of business and consistent with past practice, Equigold or any of its Subsidiaries creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

(i)	other than in the ordinary course of business and consistent with past practice, Equigold or any of its Subsidiaries:
(i)	increasing the remuneration of, or otherwise varying, the employment arrangements with any of its directors or Senior Employees;

(ii)	accelerating the rights of any of its directors or Senior Employees to compensation or benefits of any kind (including under any Equigold executive or employee share plans); or

(iii)	paying any of its directors or Senior Employees a termination or retention payment (otherwise than in accordance with an existing contract in place at the date of this agreement or the Equigold Director Retirement Benefits Policy);
(j)	terminating any Senior Employee, engaging any Senior Employee or otherwise varying any agreement with any director or Senior Employee;

(k)	other than in the ordinary course of business and consistent with past practice, business plans or budgets made public or disclosed to ASX or LGL prior to the date of this agreement, Equigold or any of its Subsidiaries:
(i)	entering into any contract or commitment involving revenue or expenditure of more than $500,000 over the term of the contract or commitment; or

(ii)	terminating or amending in a material manner any contract material to the conduct of the Equigold Group’s business or which involves expenditure or revenue of more than $500,000 over the term of the contract;
(l)	Equigold or any of its operating Subsidiaries resolving that it be wound up;

(m)	a liquidator, provisional liquidator or administrator of Equigold or any of its operating Subsidiaries being appointed;

(n)	the making of an order by a court for the winding up of Equigold or any of its operating Subsidiaries;

(o)	Equigold or any of its operating Subsidiaries executing a deed of company arrangement; or

(p)	a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of Equigold or any of its operating Subsidiaries being appointed, provided that none of the above events in will constitute a Equigold Prescribed Event where:
(q)	Equigold has first consulted in detail with LGL and Lihir Acquirer in relation to the proposed event, and LGL and Lihir Acquirer has approved in its absolute discretion the proposed event within five Business Days of having been so consulted;

(r)	the event is expressly disclosed as an Equigold Prescribed Event in writing by Equigold to LGL prior to the date of this agreement;
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(s)	the event is required or permitted to be done or procured by Equigold or its Subsidiaries pursuant to this agreement or the Scheme;

(t)	the termination of the Fourth Replacement Facility Agreement pursuant to its terms as a result of the change of control which will or may occur as a result of this agreement or the Scheme.
Equigold Shareholders means each person who is registered in the register of members of Equigold as the holder of Equigold Shares.
Equigold Shares means fully paid ordinary shares in Equigold.
Equigold Subsidiaries means:
(a)	Swindon Holdings Pty Ltd ACN 060 105 535;

(b)	Kim Resources NL ACN 060 719 744;

(c)	Stanmines NL ACN 009 248 122;

(d)	Equigold Mines CI SA; and

(e)	Equigold CI SA.
First Court Hearing Date means the first day on which an application made to the Court, in accordance with clause 4.1(f), for orders under section 411(1) of the Corporations Act convening the Scheme Meeting to consider the Scheme is heard.
Fourth Replacement Facility Agreement means the facility agreement of that name between Equigold and Macquarie Group Limited (ACN 122 169 279) in the form disclosed to LGL prior to the date of this agreement.
Gold Price means on any day the London A.M Fix unless such a day is not a Business Day in which case the Gold Price will be the next London A.M Fix.
Governmental Agency means any Australian or foreign government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal agency or entity.
Implementation Date means the third Business Day (or earlier if agreed) following the Record Date.
Impugned Amount has the meaning given to it in clause 13.4.
Independent Expert means the independent expert appointed by Equigold to prepare a report for the Scheme Booklet in accordance with clause 2.1(i), the Corporations Act and ASIC policy and practice.
Insolvency Event means in relation to a person:
(a)	Insolvency official: the appointment of a liquidator, provisional liquidator, administrator, receiver, receiver and manager or other insolvency official (whether under an Australian law or a foreign law) to the person or to the whole or a substantial part of the property or assets of the person;

(b)	Arrangements: the entry by the person into a compromise or arrangement with its creditors generally;
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(c)	Winding up: the calling of a meeting to consider a resolution to wind up the person (other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the person) or the making of an application or order for the winding up or dissolution of the person other than where the application or order (as the case may be) is set aside within 14 days;

(d)	Suspends payment: the person suspends or threatens to suspend payment of its debts generally;

(e)	Ceasing business: the person ceases or threatens to cease to carry on business; or

(f)	Insolvency: the person is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act or under the legislation in the jurisdiction of incorporation of that person.
Kirkalocka Project means the gold project of Equigold located approximately 70 kms south of the town of Mount Magnet, Western Australia.
Lihir Acquirer Board means the board of directors of Lihir Acquirer.
Lihir Acquirer’s Proposal has the meaning given in clause 12.5.
Lihir Board means the board of directors of LGL.
Lihir Break Fee means amount equal to Equigold Break Fee.
LGL Confidential Information means any commercial, financial or technical information of LGL or any Related Party of LGL disclosed or supplied by or on behalf of any such entity to Equigold or any of its Representatives, whether orally or visually or in documentary or electronic form and including the notes, records or copies made by Equigold or any of its Representatives of such information but excluding information which is in the public domain (other than as a result of a breach of this agreement by Equigold) or otherwise previously known to Equigold.
Lihir Deed Poll means a deed to be executed by Lihir substantially in the form of Annexure B (or in such other form agreed by the parties in writing) under which LGL covenants in favour of the Scheme Participants to perform its obligations under the Scheme.
Lihir Executive Share Plan means the executive share plan established under the Rules adopted by the Board of LGL through its Remuneration and Nomination Committee on 26 April 2006.
Lihir Expansion Project means the expansion project for the Lihir Island operations as contemplated by the feasibility study approved by the Lihir Board and announced to the ASX on 29 February 2008.
Lihir Group means LGL and its Subsidiaries.
Lihir Information means all information provided by LGL under clause 4.2(a).
Lihir Material Adverse Change means an event which individually, or when aggregated with all such other events, is reasonably likely to have a material adverse effect on the business, financial position or prospects of LGL and its Subsidiaries including its mining operations occurring after the date of this agreement other than:
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(a)	an event required or permitted to be done or procured by LGL or its Subsidiaries pursuant to this agreement or the Scheme;

(b)	an event expressly disclosed in writing as a Lihir Material Adverse Change by LGL to Equigold prior to the date of this agreement;

(c)	an event done with the prior written approval of Equigold.
Lihir Prescribed Event means the occurrence of any of the following:
(a)	LGL converting all or any of its shares into a larger or smaller number of shares;

(b)	LGL resolving to reduce its share capital in any way;

(c)	LGL:
(i)	entering into a buy-back agreement; or

(ii)	resolving to approve the terms of a buy-back agreement under the Companies Act;
(d)	LGL paying or distributing any dividend, bonus or other share of its shareholder profits or shareholder assets or returning or agreeing to return any capital to its members;

(e)	LGL or any of its Subsidiaries issuing shares, or granting an option over its shares to a person outside the Lihir Group, or agreeing to make such an issue or grant such an option to a person outside the Lihir Group, other than as disclosed in writing by LGL to the ASX or to Equigold prior to the date of this agreement or pursuant to the Lihir Executive Share Plan;

(f)	LGL or any of its Subsidiaries issuing or agreeing to issue securities or other instruments convertible into shares or debt securities to a person outside the Lihir Group, other than as disclosed by LGL to Equigold prior to the date of this agreement or in respect of the MRL Obligation;

(g)	LGL or any of its Subsidiaries disposing or agreeing to dispose of the whole, or a substantial part, of its business or property;

(h)	other than in the ordinary course of business and consistent with past practice or under any facility under which financial accommodation of whatever nature is made available to LGL and one or more of its Subsidiaries, LGL or any of its Subsidiaries creating or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

(i)	other than in the ordinary course of business and consistent with past practice, LGL or any of its Subsidiaries:
(i)	accelerating the rights of any of its directors or senior management to compensation or benefits of any kind (including under any LGL executive or employee share plans); or

(ii)	paying any of its directors or senior management a termination or retention payment (otherwise than in accordance with an existing contract in place at the date of this agreement);
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(j)	other than in the ordinary course of business and consistent with past practice LGL or any of its Subsidiaries:
(i)	entering into any contract or commitment involving revenue or expenditure of more than $5,000,000 over the term of the contract or commitment; or

(ii)	terminating or amending in a material manner any contract material to the conduct of the Lihir Group’s business or which involves expenditure or revenue of more than $5,000,000 over the term of the contract;
provided that:
(iii)	entering into any facility under which financial accommodation of whatever nature is made available to LGL and one or more of its Subsidiaries (and making any drawings under any such facility), or

(iv)	expenditure in accordance with the Lihir Expansion Project,
will not constitute a Lihir Prescribed Event provided that the amount of the facility or expenditure does not materially exceed the amount previously disclosed to Equigold or ASX.
(k)	LGL or any of its operating Subsidiaries resolving that it be wound up;

(l)	a liquidator, provisional liquidator or administrator of LGL or any of its operating Subsidiaries being appointed;

(m)	the making of an order by a court for the liquidation of LGL or any of its operating Subsidiaries;

(n)	LGL or any of its operating Subsidiaries executing a deed of company arrangement; or

(o)	a receiver, or a receiver and manager, in relation to the whole, or a substantial part of the property of LGL or any of its operating Subsidiaries being appointed, provided that none of the above events will constitute a Lihir Prescribed Event where:
(p)	LGL has first consulted in detail, with Equigold in relation to the proposed event, and Equigold has approved in its absolute discretion the proposed event within five Business Days of having been so consulted;

(q)	the event is expressly disclosed as a Lihir Prescribed Event in writing by LGL to Equigold prior to the date of this agreement;

(r)	the event is required or permitted to be done or procured by LGL or any of its Subsidiaries pursuant to this agreement or the Scheme.
Lihir Shares means ordinary shares in LGL.
Listing Rules means the official listing rules of ASX as from time to time amended or waived in their application to a party.
London A.M Fix means on any day, the price per ounce in US Dollars collectively fixed by the London bullion dealers in the morning (London time) on that day.
Material Contract means a contract or commitment:
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(a)	requiring total payments in excess of an amount equal to 5% of Equigold net annual earnings for the previous financial year; or

(b)	under which Equigold does not have an unconditional right to terminate within 12 months.
MRL Obligation means the 3,284,449 shares LGL has agreed to issue to Mineral Resources Lihir Limited.
NASDAQ means Nasdaq Stock Market Inc. National market.
New Lihir Shares means fully paid ordinary shares in the capital of LGL to be issued under the Scheme.
Non-Solicitation Period means the period from the date of this agreement up to the earlier of the Second Court Hearing Date, the lawful termination of this agreement and the End Date.
Officer means, in relation to an entity, its directors, officers, partners and employees.
Option means the agreement entered in to on or about the date of this agreement between LGL and Rollason Pty Ltd (ACN 009 178 858) under which Rollason Pty Ltd grants to LGL an option to acquire from Rollason Pty Ltd 19,470,000 Equigold Shares.
Overseas Shareholder means a Equigold Shareholder who is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of Australia or New Zealand and their respective external territories, or whose address shown in the Register is a place outside Australia or New Zealand and their respective external territories or who is acting on behalf of such a person unless LGL determines that:
(a)	it is lawful and not unduly onerous and not unduly impracticable to issue that Equigold Shareholder with New Lihir Shares on implementation of the Scheme; and

(b)	it is lawful for that Equigold Shareholder to participate in the Scheme by the law of the relevant place outside Australia or New Zealand and their respective external territories.
PNG Exchange Control Approval means approval by the Bank of Papua New Guinea, as the central bank, administering the foreign exchange regulations under the Central Banking Act 2000 (PNG).
PNGSC means the Securities Commission of Papua New Guinea as defined in the Companies Act.
POMSoX means the Port Moresby Stock Exchange Limited.
Prescribed Activity has the meaning given in clause 12.4.
Projects means the:
(a)	mining and exploration operations in Mt Rawdon, Queensland;

(b)	the Kirkalocka Project;

(c)	the Bonikro Project; and

(d)	the exploration tenements held by the Equigold Group in the Ivory Coast.
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Record Date means 7.00pm on the fifth Business Day following the Second Court Hearing date or such other date as Equigold and Lihir Acquirer agree.
Register means the share register of Equigold Shareholders maintained in accordance with the Corporations Act and Registry has a corresponding meaning.
Regulator’s Draft means the draft of the Scheme Booklet in a form acceptable to both parties which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act.
Regulatory Approvals means the approval referred to in clause 2.1(a), in the case of LGL and Lihir Acquirer and the approvals referred to in clause 2.1(b) and (c) in the case of LGL, Lihir Acquirer and Equigold.
Regulatory Review Period means the period from the date on which the Regulator’s Draft is submitted to ASIC to the date on which ASIC provides a letter of intent under section 411(17)(b) of the Corporations Act that it does not object to the Scheme.
Related Body Corporate has the meaning given to that term in the Corporations Act.
Related Party means in relation to a party, its Related Bodies Corporate and each of the officers.
Relevant Companies Legislation means the Corporations Act and the Companies Act as they apply to the parties.
Relevant Interest has the same meaning as given by sections 608 and 609 of the Corporations Act.
Representative means, in relation to an entity:
(a)	each of the entity’s Related Parties; and

(b)	each of the Officers and Advisers of the entity or of any of its Related Parties.
Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between Equigold and the Scheme Participants substantially in the form of Annexure A, which if implemented will give effect to the merger between Lihir Acquirer and Equigold as described in clause 3.
Scheme Booklet means the explanatory statement with respect to the Scheme to be approved by the Court and despatched to Equigold Shareholders.
Scheme Consideration means 33 New Lihir Shares for every 25 Equigold Shares pursuant to the Scheme.
Scheme Meeting means the meeting to be convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act.
Scheme Participant means a holder of Equigold Shares as at the Record Date (other than Lihir Acquirer to the extent that it holds Equigold Shares as at the Record Date).
SEC means the U.S. Securities and Exchange Commission.
Second Court Hearing Date means the first day on which an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard.
Senior Employee means each executive director of Equigold and each employee of Equigold Group that reports to an Equigold executive director.
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Subsidiary has the meaning given to that term in the Corporations Act.
Superior Proposal means a publicly announced Competing Transaction in relation to Equigold which the Equigold Board, acting reasonably and in good faith and (unless Lihir Acquirer agrees otherwise) after receiving legal advice that failing to respond to such a Competing Transaction would be reasonably likely to constitute a breach of the Equigold Board’s fiduciary or statutory obligations, unanimously determines, after obtaining advice from its financial advisers:
(a)	is reasonably capable of being completed on a timely basis taking into account all aspects of the Competing Transaction; and

(b)	is preferable to the Scheme, taking into account all terms and conditions of the Competing Transaction.
Third Party means a person other than LGL or its Related Bodies Corporate (including Lihir Acquirer).
Third Party Proposal has the meaning given in clause 12.4.
Timetable means the indicative timetable set out in Annexure C.
TSX means Toronto Stock Exchange.
16.2	Interpretation
In this agreement, headings are for convenience only and do not affect the interpretation of this agreement, and unless the context otherwise requires:
(a)	a word or expression to which a meaning is attributed in the Corporations Act will bear that meaning;

(b)	words importing the singular include the plural and vice versa;

(c)	words importing a gender include any gender;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(e)	an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Governmental Agency;

(f)	a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this agreement and a reference to this agreement includes any annexure, exhibit and schedule;

(g)	a reference to a statute, regulation, proclamation, ordinance or by-law includes all statues, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another Governmental Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h)	a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;
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(i)	a reference to a party to a document includes that party’s successors and permitted assigns;

(j)	a reference to a matter being to the knowledge of a person means that the matter is to the best of the knowledge and belief of the chief executive officer, the chief financial officer and, in the case of LGL, the general manager corporate development, and in the case of Equigold, chief operating officer and the executive chairman, after making reasonable enquiries in the circumstances;

(k)	no provision of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that provision;

(l)	a reference to an agreement other than this agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(m)	the word “includes” in any form is not a word of limitation;

(n)	a reference to “$” or “dollar” is to Australian currency; and

(o)	a reference to any time is a reference to that time in Australian Western Standard Time.
Merger Implementation Agreement     40

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EXECUTED as agreement.

EXECUTED for Lihir Gold Limited ARBN 069 803 998 :
Signature of witness

Signature of director	Name

Name

EXECUTED for Lihir Australian Holdings Pty Limited ACN 121 554 443:
Signature of director/secretary

Signature of director	Name

Name

EXECUTED for Equigold NL ACN 060 235 145:
Signature of director/secretary

Signature of director	Name

Name
Merger Implementation Agreement   41

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Annexure A
SCHEME
Merger Implementation Agreement   42

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Annexure B
DEED POLL
Merger Implementation Agreement   43

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Annexure C
TIMETABLE

Event	Date

Sign MIA and announce transaction	Thursday 20 March 2008

Finalise Scheme Booklet and IER	Friday 4 April 2008

Lodge Scheme Booklet with ASIC for review	Friday 4 April 2008 - Friday 18 April 2008

Application in respect of the court hearing to be held on the First Court Hearing Date, filed with the court, served on ASIC and delivered to ASX	Monday 7 April 2008

First Court Hearing Date	Monday 21 April 2008

Printing and despatch of Scheme Booklet	Tuesday 22 April 2008 - Monday 28 April 2008

Scheme Meeting held	Wednesday 28 May 2008

Second Court Hearing Date	Friday 30 May 2008

Lodge court order with ASIC (Effective Date)	Monday 2 June 2008

Record Date	7.00pm — Friday 6 June 2008

Implementation Date	Thursday 12 June 2008
NOTE — These dates are indicative only and are subject to change
Merger Implementation Agreement   44

Blake Dawson
Annexure D
JOINT ANNOUNCEMENT
Merger Implementation Agreement   45

Deed Poll

Lihir Gold Limited ARBN 069 803 998

The holders of fully paid ordinary shares in Equigold NL as at the Record Date

Blake Dawson

Level 36, Grosvenor Place 225 George Street Sydney NSW 2000 Australia T 61 2 9258 6000 F 61 2 9258 6999

Reference PHM ATCU SZD 02-1426-6484

©Blake Dawson 2008

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Deed Poll
DATE:
PARTIES
Lihir Gold Limited ARBN 069 803 998of Level 7, Pacific Place, Cnr Champion Parade and Musgrave Street, Port Moresby, Papua New Guinea (LGL)
Each person registered as a holder of fully paid ordinary shares in Equigold NL ACN 060 235 145 of Level 1, 7 Sleat Road, Applecross, Western Australia 6153 (Equigold) as at the Record Date (Scheme Participants)
OPERATIVE PROVISIONS
1.	INTERPRETATION

1.1	Definitions

The following definitions apply in this document.

Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between Equigold and the Scheme Participants which, if implemented, will give effect to the merger of LGL and Equigold.

First Court Hearing means the hearing by the Court on the application by Equigold, for orders under section 411(1) of the Corporations Act to convene the meeting of Equigold Shareholders to consider the Scheme.

Other capitalised words and phrases have the same meaning as given to them in the Scheme.

1.2	Interpretation

In this deed poll, headings and bolding are for convenience only and do not affect its interpretation and, unless the context requires otherwise:
(a)	words importing the singular include the plural and vice versa;

(b)	a reference to any document (including the Scheme) is to that document as varied, novated, ratified or replaced;

(c)	a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to, this deed poll and a reference to this deed poll includes any annexure and schedule;

(d)	a reference to a party to a document includes that party’s successors and permitted assigns;

(e)	no provision of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this deed poll or that provision;

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(f)	a reference to an agreement other than this deed poll includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(g)	the word “includes” in any form is not a word of limitation;

(h)	a reference to “$” or “dollar” is to Australian currency; and

(i)	a reference to time is a reference to Australian Western Standard Time.
1.3	Nature of this deed poll

LGL acknowledges that this deed poll may be relied on and enforced by any Scheme Participant in accordance with its terms, even though the Scheme Participants are not party to it.

2.	CONDITIONS

2.1	Conditions

The obligations of LGL under clause 3 are subject to the Scheme becoming Effective. 2.2 Termination

If the Merger Implementation Agreement is terminated or the Scheme has not become Effective on or before the End Date, the obligations of LGL under this deed poll will automatically terminate, unless LGL otherwise agrees in writing.

2.3	Consequences of termination

If this deed poll is terminated under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to a party:
(a)	LGL is released from its obligations to further perform this deed poll; and

(b)	Scheme Participants retain the rights they have against LGL in respect of any breach of this deed poll which occurs before it is terminated.
3.	CONSIDERATION

3.1	Performance of obligations generally

LGL will comply, and will procure that Lihir Acquirer complies, with its obligations under the Scheme and will do all things necessary or expedient on its part, and on the part of Lihir Acquirer, to implement the Scheme.

3.2	Scheme Consideration

Subject to clause 2, in consideration for the transfer to Lihir Acquirer of each Equigold Share held by a Scheme Participant under the terms of the Scheme, LGL will, on the Implementation Date:
(a)	provide or procure the provision of the Scheme Consideration to each Scheme Participant in accordance with the Scheme;

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(b)	enter the name and address of each Scheme Participant on the register of members of LGL in respect of the aggregate number of New Lihir Shares to be provided to each Scheme Participant as consideration for all of his or her Equigold Shares in accordance with the Scheme;

(c)	send or procure the despatch by pre-paid post to his or her address recorded in the Register at the Record Date, a cheque drawn on an Australian bank in Australian dollars to each Scheme Participant who is an Ineligible Overseas Shareholder, for the net proceeds of the Ineligible Overseas Shareholder’s entitlement under clause 4.3 of the Scheme in full satisfaction of the Ineligible Overseas Shareholder’s rights to receive New Lihir Shares under clause 4.1 of the Scheme; and

(d)	send or procure the despatch to each Scheme Participant by pre-paid post to his or her address recorded in the Register at the Record Date, a holding statement in the name of that Scheme Participant representing the total number of New Lihir Shares to be issued to that Scheme Participant in accordance with the Scheme.
4.	LGL WARRANTIES

LGL warrants that:
(a)	it is validly existing corporation registered under the laws of its place of incorporation;

(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transaction contemplated by this deed poll;

(c)	it has taken all the necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	this deed poll is valid and binding on it; and

(e)	the New Lihir Shares which are issued to Scheme Participants in accordance with the Scheme will be validly issued, fully paid and will rank equally in all respects with other Lihir Shares.
5.	CONTINUING OBLIGATIONS

This deed poll is irrevocable and subject to clause 2 in full force and effect until:
(a)	LGL has fully performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 2.2.
6.	NOTICES

6.1	Form

Any communications in connection with this deed poll must be:
(a)	in writing;

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(b)	addressed to LGL at the address shown below and marked for the attention of the Group Secretary and General Counsel:

LGL

Address:	Level 7, Pacific Place
Cnr. Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea

Fax No:	+675 321 4705

Copy to:	07 3318 9203

For the attention of:	Group Secretary and General Counsel
(c)	signed by the person making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that person.
6.2	Delivery

They must be:
(a)	left at the address set out in clause 6.1(b) of this deed poll;

(b)	sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in clause 6.1(b) of this deed poll;

(c)	sent by fax to the fax number set out or referred to in clause 6.1(b) of this deed poll; or

(d)	given in any other way permitted by law.
However, if the intended recipient has notified a changed postal address or changed fax number, then the communication must be to that address or number.

6.3	When effective

They take effect from the time they are received unless a later time is specified.

6.4	Receipt postal

If sent by post, they are taken to be received on the third Business Day after posting (or seven days after posting if sent to or from a place outside Australia).

6.5	Receipt — fax

If sent by fax, they are taken to be received at the local time in the place of receipt of the fax shown in the transmission report as the time that the whole fax was sent.

6.6	Receipt — general

Despite clauses 6.4 and 6.5, if they are received after 5.00 pm in the place of receipt or on a non-Business Day, they are to be taken to be received at 9.00 am on the next Business Day.

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7.	STAMP DUTY

7.1	Stamp duty

LGL will:
(a)	pay all stamp duties and any related fines, penalties and interest in respect of the Scheme or this deed poll, the performance of the Scheme or this deed poll and each transaction effected by or made under the Scheme or this deed poll; and

(b)	indemnify each Scheme Participant against any liability arising from failure to comply with paragraph (a).
8.	GENERAL

8.1	Exercise of rights

If a Scheme Participant does not exercise a right of remedy fully or at a given time, it may still exercise it later.

8.2	Cumulative rights

The rights, powers and remedies of LGL and each Scheme Participant under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

8.3	Assignment

The rights and obligations of LGL and each Scheme Participant under this deed poll are personal and must not be assigned or otherwise dealt with at law or in equity.

8.4	Variation

LGL must not vary a provision of this deed poll, or a right created under it unless the variation is required by the Court at the First Court Hearing.

8.5	Waiver

Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed poll by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other rights, power or remedy provided by law or under this agreement.

8.6	Severability

If the whole or any part of a provision of this deed poll is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this deed poll has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This clause 8.6 has no effect if the severance alters the basic nature of this deed poll or is contrary to public policy.

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8.7	Further action

LGL will at its own expense promptly do all things and execute and deliver all further documents required by law or reasonably requested by any other party to give effect to this deed poll and the transactions contemplated by it.

8.8	Governing law and jurisdiction

This deed poll is governed by the law in force in the State of Western Australia, Australia. LGL irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the State of Western Australia and of the Commonwealth of Australia and courts of appeal from them.

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EXECUTED as a deed poll.

THE COMMON SEAL of Lihir Gold Limited ARBN 069 803 998:

Signature of director	Signature of director

Name	Name

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Scheme of Arrangement

Equigold NL
ACN 060 235 145

Scheme Participants

Blake Dawson Level 36, Grosvenor Place 225 George Street Sydney NSW 2000 Australia T 61 2 9258 6000 F 61 2 9258 6999 Reference PHM ATCU SZD 02-1426-6484

©Blake Dawson 2008

Blake Dawson
Contents

CONTENTS		2

1.	PRELIMINARY	3

2.	CONDITIONS	4

3.	SCHEME	4

4.	SCHEME CONSIDERATION	6

5.	DEALINGS IN EQUIGOLD SHARES	9

6.	QUOTATION OF SHARES	9

7.	GENERAL	10

8.	DEFINITIONS AND INTERPRETATION	11

Blake Dawson
SCHEME OF ARRANGEMENT
pursuant to section 411 of the Corporations Act
between
Equigold NL ACN 060 235 145 (Equigold)
and
each Scheme Participant
1.	PRELIMINARY
1.1	Equigold

Equigold is a public company incorporated in Australia and registered in Western Australia, having its registered office at Level 1, 7 Sleat Road, Applecross, Western Australia, 6153. Equigold is a no liability company under section 112(2) of the Corporations Act and Equigold Shares are quoted on the official list of ASX. As at the date of this Scheme, 212,428,255 Equigold Shares were on issue.

1.2	LGL and Lihir Acquirer

Lihir Gold Limited is a public company incorporated in Papua New Guinea and is a company limited by shares (LGL). LGL Shares are quoted on ASX, PoMSOX and TSX and American Depository Receipts representing LGL Shares are quoted on NASDAQ. As at the date of this Scheme, LGL has 1,903,911,260 ordinary shares, 585,984 restricted executive shares and 161,527,405 class B shares on issue. Lihir Australian Holdings Pty Limited ACN 121 554 443 (Lihir Acquirer) is a wholly-owned subsidiary of LGL and is incorporated in Australia and registered in Victoria having its registered office at Level 9, AAMI Building, 500 Queen Street, Brisbane, Queensland 4000, Australia. It is a proprietary company under section 112(1) of the Corporations Act.

1.3	Effect of Scheme

If the Scheme becomes Effective, then:
(a)	in consideration of the transfer of each Equigold Share to Lihir Acquirer, LGL will provide, or procure the provision of, the Scheme Consideration to Scheme Participants in accordance with the terms of the Scheme;

(b)	Equigold will enter the name of Lihir Acquirer in the Register in respect of all of the Equigold Shares transferred to Lihir Acquirer in accordance with the terms of the Scheme; and

(c)	all of the Equigold Shares held by Scheme Participants will be transferred to Lihir Acquirer and Equigold will become a wholly-owned subsidiary of Lihir Acquirer with LGL as the ultimate parent entity.
1.4	Merger Implementation Agreement

LGL, Lihir Acquirer and Equigold have agreed, by executing the Merger Implementation Agreement, to implement the terms of the Scheme and to perform their respective obligations under the Scheme.

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1.5	Deed Poll

LGL has entered into the Deed Poll in favour of Scheme Participants pursuant to which it has covenanted to provide to each Scheme Participant the Scheme Consideration to which such Scheme Participant is entitled under the Scheme and to carry out its other obligations under the Scheme.
2.	CONDITIONS
2.1	Conditions of Scheme

The Scheme is conditional on all of the conditions precedent in clause 2.1 of the Merger Implementation Agreement having been satisfied or waived in accordance with the terms of the Merger Implementation Agreement, which conditions precedent include the Court approving the Scheme in accordance with section 411(4)(b) of the Corporations Act, and any other conditions made or required by the Court under section 411(6) of the Corporations Act being satisfied.

2.2	Effect of conditions

The fulfilment of the conditions in clause 2.1 is a condition precedent to the operation of the provisions of clauses 3, 4 and 6.

2.3	Certificate

Equigold and Lihir Acquirer will each provide to the Court at the Second Court Hearing a certificate confirming that all the conditions precedent in clause 2.1 of the Merger Implementation Agreement and the Scheme (other than in relation to the Scheme being approved by the Court pursuant to section 411(4)(b) of the Corporations Act) have been satisfied or waived in accordance with the terms of the Merger Implementation Agreement.

2.4	Conclusive evidence

The giving of a certificate by each of Lihir Acquirer and Equigold under clause 2.3 will, in the absence of manifest error, be conclusive evidence of the satisfaction or waiver of the conditions precedent referred to in the certificate.

2.5	End Date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date.
3.	SCHEME
3.1	Lodgement of Court order

Following the approval of the Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, Equigold will, as soon as possible, lodge with ASIC under section 411(10) of the Corporations Act an office copy of the Court order approving the Scheme.

3.2	Transfer of Equigold Shares held by Scheme Participants

On the Implementation Date and subject to the provision of the Scheme Consideration by LGL in accordance with the Deed Poll:
(a)	the Equigold Shares held by Scheme Participants, together with all rights and entitlements attaching to them as at that date, will be transferred to Lihir Acquirer without the need for any further acts by Scheme Participants (other than acts performed pursuant to clause 3.6(b) or by Equigold as attorney and agent for the Scheme Participants, including under clauses 3.6 or 7.1);

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(b)	Equigold will either effect a valid transfer or transfers of the Equigold Shares to Lihir Acquirer under section 1074D of the Corporations Act or deliver to Lihir Acquirer duly completed and executed share transfer forms (or a master transfer form) in accordance with section 1071B of the Corporations Act and Lihir Acquirer will execute and deliver those share transfer form(s) to Equigold; and

(c)	subject to execution and delivery of a share transfer form under clause 3.2(b) (if applicable) Equigold will enter the name of Lihir Acquirer in the Register in respect of all the Equigold Shares transferred to Lihir Acquirer in accordance with the terms of the Scheme.
3.3	Agreement by Scheme Participants

The Scheme Participants agree to the transfer of all of their Equigold Shares to Lihir Acquirer in accordance with the terms of the Scheme. The Scheme Participants will accept the New Lihir Shares issued by way of Scheme Consideration subject to the LGL Constitution and agree to be bound by the LGL Constitution.

3.4	Warranties by Scheme Participants

Each Scheme Participant is deemed to have warranted to Equigold and appointed and authorised Equigold as its attorney and agent to warrant to Lihir Acquirer, that all its Equigold Shares (including any rights and entitlements attaching to those shares) which are transferred to Lihir Acquirer under the Scheme will, at the date of the transfer of the Equigold Shares to Lihir Acquirer, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and any restrictions on their transfer and that it has the full power and capacity to sell and transfer its Equigold Shares (including any rights and entitlements attaching to those shares) to Lihir Acquirer under the Scheme.

3.5	Beneficial entitlement by Lihir Acquirer

From the Effective Date, Lihir Acquirer shall be beneficially entitled to the Equigold Shares transferred to it under the Scheme pending registration by Equigold of Lihir Acquirer in the Register as the holder of those Equigold Shares.

3.6	Appointment of Lihir Acquirer as sole proxy

From the Effective Date until Equigold registers Lihir Acquirer as the holder of all the Equigold Shares in the Register, each Scheme Participant:
(a)	is deemed to have appointed Equigold as attorney and agent (and directed Equigold in such capacity) to appoint the Chairman of Lihir Acquirer as its sole proxy and where applicable, corporate representative, to attend shareholders meetings, exercise the votes attaching to Equigold Shares registered in its name and sign any shareholders resolution, and no Scheme Participant may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 3.6(a)); and

(b)	must take all other actions in the capacity of the registered holder of Equigold Shares as Lihir Acquirer directs.
Equigold undertakes in favour of each Scheme Participant that it will appoint the Chairman of Lihir Acquirer as that Scheme Participant’s proxy or, where applicable, corporate representative in accordance with clause 3.6(a).

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3.7	Appointment of Equigold as sole attorney and agent

Each Scheme Participant without the need for any further act, irrevocably appoints Equigold and each of the directors and officers of Equigold, jointly and severally, as the Scheme Participant’s attorney and agent for the purpose of:
(a)	in the case of Equigold Shares in a CHESS holding:
(i)	causing a message to be transmitted to ASTC in accordance with ASTC Settlement Rules so as to transfer the Equigold Shares held by the Scheme Participant from the CHESS subregister of Equigold to the issuer sponsored subregister operated by Equigold notwithstanding that, at the time of such transfer, Lihir has not provided the Scheme Consideration which is due under this Scheme to the Scheme Participants; and

(ii)	completing and signing on behalf of Scheme Participants any required form of transfer of Equigold Shares;
(b)	in the case of Equigold Shares registered in the issuer sponsored subregister operated by the Equigold share registry, completing and signing on behalf of Scheme Participants any required form of transfer;

(c)	in all cases, executing any document (including any other instrument of transfer necessary to give effect to the registration of Lihir Acquirer as the holder of all the Equigold Shares held by the Scheme Participants) or doing any other act necessary or desirable to give full effect to the Scheme and the transactions contemplated by it; and

(d)	executing any instrument appointing Lihir Acquirer as sole proxy for or, where applicable, corporate representative of each Scheme Participant as contemplated by clause 3.6.
4.	SCHEME CONSIDERATION
4.1	Scheme Consideration

On the Implementation Date and subject to clauses 4.3, 4.4 and 4.7, in consideration of the transfer of the Equigold Shares to Lihir Acquirer, LGL must allot and issue to each Scheme Participant 33 New Lihir Shares for every 25 Equigold Shares held by the Scheme Participant at the Record Date.

4.2	Provision of New Lihir Shares as Scheme Consideration

Subject to clauses 4.3, 4.4 and 4.7, the obligation of LGL to procure the allotment and issue of the New Lihir Shares pursuant to clause 4.1 will be satisfied by LGL, on the Implementation Date:
(a)	entering the name and address of each Scheme Participant in the LGL share register in respect of the New Lihir Shares which that Scheme Participant is entitled to receive under the Scheme; and

(b)	sending or procuring the despatch by pre-paid ordinary post (or, if the address of the Scheme Participant in the Register is outside Australia, by pre-paid airmail post) to each Scheme Participant to their address recorded in the Register at the Record Date, a holding statement for the New Lihir Shares issued to that Scheme Participant in accordance with the Scheme.

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4.3	Ineligible Overseas Shareholders

Subject to clause 4.7, LGL’s obligations to provide New Lihir Shares to a Scheme Participant who is an Ineligible Overseas Shareholder will be satisfied by LGL issuing the New Lihir Shares to which the Scheme Participant would have been entitled (were they not an Ineligible Overseas Shareholder) to a person appointed by LGL (Nominee), and procuring that the Nominee:
(a)	in the ordinary course of trading on ASX, sells for the benefit of the Ineligible Overseas Shareholder those New Lihir Shares issued to the Nominee under this clause 4.3 in such manner and on such terms and condition as the Nominee thinks fit in its absolute discretion (and at the risk of the Ineligible Overseas Shareholder);

(b)	as soon as reasonably practicable, accounts to the Ineligible Overseas Shareholder for the net proceeds of sale (on an averaged basis so that all Ineligible Overseas Shareholders receive the same price per New Lihir Share, subject to rounding down to the nearest whole cent) and any income referable to those New Lihir Shares, after deduction of any applicable brokerage, taxes and charges; and

(c)	as soon as reasonably practicable, remits the net proceeds of the Ineligible Overseas Shareholder’s entitlement under this clause 4.3 in full satisfaction of the Ineligible Overseas Shareholder’s rights to receive New Lihir Shares under clause 4.1. These proceeds are to be despatched in the form of a bank cheque drawn on an Australian bank in Australian currency.
The Nominee will be an authorised representative of a holder of an Australian financial services licence.
4.4	Breach of law

Where issue of New Lihir Shares to which a Scheme Participant would otherwise be entitled would result in a breach of law, LGL will, in full satisfaction of that Scheme Participant’s rights to the New Lihir Shares under clause 4.1:
(a)	procure the issue of the maximum possible number of New Lihir Shares to the Scheme Participant without giving rise to such breach; and

(b)	subject to clause 4.7, procure the issue to the Nominee of the remaining New Lihir Shares to which the Scheme Participant would have been entitled (if the issue did not result in a breach of law), and procure that the Nominee:
(i)	in the ordinary course of trading on ASX, sells for the benefit of that Scheme Participant those New Lihir Shares issued to the Nominee under this clause 4.4(b) in such manner and on such terms and condition as the nominee thinks fit in its absolute discretion (and at the risk of the Scheme Participant);

(ii)	as soon as reasonably practicable, accounts to the Scheme Participant for the net proceeds of sale and any income referable to those New Lihir Shares, after deduction of any applicable brokerage, taxes and charges; and

(iii)	as soon as reasonably practicable, remits the net proceeds of sale and any income referable to those New Lihir Shares to that Scheme Participant, after deduction of any applicable brokerage, taxes and charges. These proceeds are to be despatched in the form of a bank cheque drawn on an Australian bank in Australian currency.

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4.5	Sending cheques

The despatch to a Scheme Participant of any bank cheque for net sale proceeds pursuant to clauses 4.3 or 4.4 must be by pre-paid ordinary post (or, if the address of the Scheme Participant in the Register is outside Australia, by pre-paid airmail post) in an envelope addressed to their address shown in the Register as at the Record Date.

4.6	Joint holders

In the case of Equigold Shares held in joint names:
(a)	any bank cheque required to be paid to Scheme Participants by LGL must be payable to the joint holders and be forwarded to the holder whose name appears first in the Register as at the Record Date; and

(b)	holding statements for New Lihir Shares issued to Scheme Participants must be issued in the names of the joint holders and sent to the holder whose name appears first in the Register as at the Record Date.
4.7	Fractional entitlements
(a)	If the number of Equigold Shares held by a Scheme Participant is such that the aggregate entitlement of that Scheme Participant to New Lihir Shares is not a whole number, then the entitlement in each case will be rounded up if the fractional entitlement is equal to or greater than one half of a New Lihir Share.

(b)	If LGL and Equigold are of the opinion that several Scheme Participants, each of which holds a holding of Equigold Shares which results in a fractional entitlement to New Lihir Shares, have, before the Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of each Scheme Participant’s entitlement to the Scheme Consideration, LGL and Equigold may give notice to those Scheme Participants:
(i)	setting out the names and registered addresses of all of them;

(ii)	stating that opinion; and

(iii)	attributing to one of them specifically identified in the notice the Equigold Shares held by all of them, and, after the notice has been so given, the Scheme Participant specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those Equigold Shares and each of the other Scheme Participants whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no Equigold Shares.
4.8	New Lihir Shares to rank equally
(a)	New Lihir Shares issued to Scheme Participants will be validly issued and will rank equally in all respects with all existing Lihir Shares.

(b)	On issue, each New Lihir Share issued to Scheme Participants will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

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5.	DEALINGS IN EQUIGOLD SHARES

5.1	Determination of Scheme Participants

For the purpose of establishing who are the Scheme Participants, dealings in Equigold Shares will only be recognised if:
(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant Equigold Shares at or before the Record Date; and

(b)	in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received at or before the Record Date at the place where the Register is kept.
5.2	Register
(a)	Transmission applications or transfers received at or before the Record Date: Equigold must register registrable transmission applications or transfers of the kind referred to in clause 5.1(b) by the Record Date.

(b)	Transmission applications or transfers received after the Record Date: Equigold will not accept for registration or recognise for any purpose any transmission applications or transfers in respect of Equigold Shares received after the Record Date, other than a transfer to Lihir Acquirer in accordance with the Scheme.

(c)	Maintaining of the Register: For the purpose of determining entitlements to participate in the Scheme, Equigold will, until the Scheme Consideration has been provided, maintain the Register in accordance with the provisions of this clause 5 and, subject to clause 4.7, the Register in this form will solely determine entitlements to the Scheme Consideration.

(d)	Scheme Participant details: Equigold must procure that by 9.00am on the Implementation Date, details of the names, registered addresses and holdings of Equigold Shares of every Scheme Participant as shown in the Register at the Record Date are available to LGL in such form as LGL may reasonably require.

(e)	Effect of the Record Date: All statements of holding for Equigold Shares (other than statements of holding in favour of Lihir Acquirer) will cease to have any effect from the Record Date as documents of title in respect of those Equigold Shares. As from the Record Date, each entry current at that date on the Register relating to Equigold Shares will cease to be of any effect other than as evidence of entitlement to the Scheme Consideration in respect of the Equigold Shares relating to that entry.
6.	QUOTATION OF SHARES

6.1	Suspension of trading in Equigold Shares

It is expected that suspension of trading on ASX in Equigold Shares will occur from the close of trading in marketable securities on ASX on the Effective Date.

6.2	Termination from official quotation of Equigold Shares

Equigold will apply for termination of the official quotation of Equigold Shares on ASX and the removal of Equigold from the official list of ASX with effect from the Business Day after the date on which all transfers of the Scheme Shares to Lihir Acquirer have been duly registered by Equigold in accordance with this Scheme.

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6.3	Quotation of New Lihir Shares

LGL will apply for official quotation of the New Lihir Shares on ASX, POMSoX and TSX and will request that those shares be quoted on a deferred settlement basis as soon as practicable after the Effective Date and on a normal settlement basis as from the first Business Day after the Implementation Date, which approval for quotation may be conditional on the issue of those shares and other conditions customarily imposed by ASX (or POMSoX or TSX or as appropriate) including implementation of the Scheme.

7.	GENERAL

7.1	Appointment of attorney

Each Scheme Participant, without the need for any further act, irrevocably appoints Equigold and all of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme including a proper instrument of transfer of Equigold Shares held by Scheme Participants for the purposes of section 1071B of the Corporations Act (which may be a master transfer of all the Equigold Shares held by Scheme Participants) and any instrument appointing Lihir Acquirer as sole proxy for or, where applicable, corporate representative of each Scheme Participant as contemplated by clause 3.6.

7.2	Equigold and Scheme Participants bound

The Scheme binds Equigold and all Scheme Participants and will, for all purposes, have effect notwithstanding any inconsistent provision in the constitution of Equigold to the extent permitted by law.

7.3	Further assurances

Equigold will execute all documents and do all acts and things necessary or expedient for the implementation of, and performance of its obligations under, the Scheme.

7.4	Authority

Each of the Scheme Participants consent to Equigold doing all things necessary or incidental to the implementation of the Scheme.

7.5	Communications

Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to Equigold, it will not be deemed to have been received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Equigold’s registered office or at the share registry of Equigold. If communications are sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

7.6	Alterations and conditions

Equigold may, with the consent of Lihir Acquirer (which consent will not be unreasonably withheld or delayed), by its counsel consent on behalf of all Scheme Participants to any modifications or conditions which the Court thinks fit to impose.

7.7	Stamp Duty

LGL will pay any stamp duty and any related fines, penalties and interest payable on, or in connection with the transfer by Scheme Participants of the Equigold Shares to Lihir Acquirer.

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7.8	Governing law

This Scheme is governed by the laws of the State of Western Australia. The parties submit to the non-exclusive jurisdiction of the courts in the State of Western Australia and of the Commonwealth of Australia and courts of appeal from them.

8.	DEFINITIONS AND INTERPRETATION

8.1	Definitions

In this Scheme, except where the context otherwise requires:
ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691).

ASX Listing Rules means the official listing rules of ASX as from time to time amended or waived in their application to a party.

Business Day means a business day as defined in the ASX Listing Rules.

CHESS means the Clearing House Electronic Subregister System, which facilitates electronic security transfer in Australia.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia or any other court of competent jurisdiction (as agreed by the parties).

Deed Poll means the deed poll made by LGL in favour of Scheme Participants, a copy of which is annexed to the Scheme Booklet.

Effective when used in relation to the Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which the Scheme becomes Effective.

End Date means 30 September 2008 or such other date as agreed in writing between Equigold and Lihir Acquirer.

Equigold Shareholders means each person who is registered in the register of members of Equigold as the holder of Equigold Shares.

Equigold Shares means the fully paid ordinary shares in Equigold.

Implementation Date means the third Business Day (or earlier if agreed between Equigold, LGL and Lihir Acquirer) following the Record Date.

Ineligible Overseas Shareholder means an Overseas Shareholder, unless LGL determines that:
(a)	it is lawful and not unduly onerous and not unduly impracticable to issue that Overseas Shareholder with New Lihir Shares when the Scheme becomes Effective; or

(b)	it is lawful for that Overseas Shareholder to participate in the Scheme by the law of the relevant place outside Australia and New Zealand and their external territories.

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LGL means Lihir Gold Limited ARBN 069 803 998.

LGL Constitution means the LGL Constitution as amended from time to time.

Lihir Acquirer means Lihir Australian Holdings Pty Limited ACN 121 554 443.

Lihir Shares means ordinary shares in LGL.

Merger Implementation Agreement means the Merger Implementation Agreement between LGL, Lihir Acquirer and Equigold dated 20 March 2008, a copy of which is annexed to the Scheme Booklet.

NASDAQ means Nasdaq Stock Market Inc. National Market.

New Lihir Shares means fully paid ordinary shares in the capital of LGL to be issued under the Scheme.

Nominee has the meaning given to that term in clause 4.3.

Overseas Shareholder means a Equigold Shareholder who is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of Australia or New Zealand and their respective external territories, or whose address shown in the Register is a place outside Australia or New Zealand and their respective external territories or who is acting on behalf of such a person.

PMSoX means the Port Moresby Stock Exchange Limited.

Record Date means 7.00pm on the fifth Business Day following the Second Court Hearing date or such other date and time as Equigold and Lihir Acquirer agree.

Register means the register of Equigold Shareholders maintained in accordance with the Corporations Act and Registry has a corresponding meaning.

Related Body Corporate has the meaning given to that term in the Corporations Act.

Scheme means this scheme of arrangement subject to any modifications or conditions made or required by the Court pursuant to Section 411(6) of the Corporations Act and agreed or consented to by Equigold and Lihir Acquirer.

Scheme Booklet means the explanatory statement that is registered by ASIC under section 412(6) of the Corporations Act in relation to the Scheme.

Scheme Consideration means the New Lihir Shares to be issued by LGL to each Scheme Participant in accordance with clause 4.1.

Scheme Participant means a holder of Equigold Shares as at the Record Date (other than Lihir Acquirer to the extent that it holds Equigold Shares as at the Record Date).

Second Court Hearing means the hearing of the application made to the Court for an order pursuant to sections 411(4)(b) and 411(6) of the Corporations Act approving the Scheme.
TSX means Toronto Stock Exchange.

8.2	Interpretation

In this Scheme, unless the context otherwise requires:
(a)	headings and bolding are for convenience and do not affect interpretation;

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(b)	the singular includes the plural and vice versa;

(c)	the word “person” includes a body corporate, a partnership, a joint venture, an unincorporated body or association, or any government agency;

(d)	a reference to a person includes a reference to the person’s executors, administrators, successors, substitutes and assigns;

(e)	words and phrases have the same meaning (if any) given to them in the Corporations Act;

(f)	references to any legislation or regulations include any statutory modification of or substitution for such legislation or regulations;

(g)	references to agreements or deeds are to agreements or deeds as amended from time to time;

(h)	a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, the Scheme and a reference to the Scheme includes any annexure, exhibit and schedule;

(i)	the words “including”, “for example” or “such as” when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(j)	a reference to a holder includes a joint holder;

(k)	references to a currency are to Australian currency; and

(l)	a reference to time is a reference to Australian Western Standard Time.

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